Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

ACTUANT CORPORATION,

CHC ACQUISITION, INC.,

THE CORTLAND COMPANIES, INC.

AND

THE STOCKHOLDERS’ REPRESENTATIVE

(as defined herein)

September 17, 2008

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

EXHIBITS

Exhibit A	–	Certificate of Merger
Exhibit B	–	Stockholders’ Transaction Agreement
Exhibit C-1	–	Noncompete Agreement (U.S. Form)
Exhibit C-2	–	Noncompete Agreement (U.K. Form)
Exhibit D-1	–	Employment Agreement (U.S. Form)
Exhibit D-2	–	Employment Agreement (U.K. Form)
Exhibit E	–	Escrow Agreement
Exhibit F	–	General Release

SCHEDULES

Schedule 1.6(c)(i)(D)	–	Sale Bonus Obligations
Schedule 2.4(a)	–	Final Closing Date Working Capital
Schedule 3.2	–	No Violation
Schedule 3.3(a)	–	Capitalization; Subsidiaries
Schedule 3.4(a)	–	Financial Statements
Schedule 3.4(b)	–	Financial Statements; Exceptions to GAAP
Schedule 3.5	–	Subsequent Events
Schedule 3.7	–	Legal Compliance
Schedule 3.8	–	Tax Matters
Schedule 3.9	–	Title to Assets
Schedule 3.10(a)	–	Intellectual Property
Schedule 3.10(b)	–	Conflicts with Intellectual Property
Schedule 3.11(a)	–	Owned Real Property
Schedule 3.11(b)	–	Leased Real Property
Schedule 3.12(a)	–	Contracts
Schedule 3.12(b)	–	Events with respect to Contracts
Schedule 3.13	–	Insurance Policy Contracts
Schedule 3.14	–	Litigation
Schedule 3.16	–	Employment
Schedule 3.17(a)	–	Employee Benefit Plans
Schedule 3.17(d)	–	Title IV of ERISA or Section 412 of the IRS Code Employee Benefits Plan
Schedule 3.17(f)&(g)	–	Effects of Employee Benefit Plans
Schedule 3.17(m)	–	UK Pension Arrangements
Schedule 3.18	–	Environmental
Schedule 3.19	–	Permits
Schedule 3.20	–	Bank Accounts; Officers and Directors
Schedule 3.21	–	Affiliate Transactions
Schedule 3.22(a)	–	Customers; Suppliers
Schedule 3.22(b)	–	Customers; Suppliers
Schedule 3.23	–	Product Recalls
Schedule 3.24	–	Product Warranty and Liabilities
Schedule 7.1(d)	–	Consents

AGREEMENT AND PLAN OF MERGER dated as of September 17, 2008 (this “Agreement”), among Actuant Corporation, a Wisconsin corporation (the “Buyer”), CHC Acquisition, Inc., a Delaware corporation (“Acquisition Sub”), and The Cortland Companies, Inc., a Delaware corporation (the “Company”, and together with the Buyer, Acquisition Sub, and the Stockholders’ Representative (as defined below) (both in its individual capacity (solely with respect to Section 6.6) and as a representative of the Stockholders, including, for the avoidance of doubt, in its own capacity as a Stockholder), the “Parties”). Capitalized terms used but not otherwise defined herein have the meanings set forth in Annex I hereto.

WHEREAS, the Company, together with each of Cortland Holding Company, a Delaware corporation (“Cortland Holding”), Cortland Cable Company, Inc., a New York corporation (“Cortland Cable”), Viking Rope Corporation d/b/a Puget Sound Rope Corporation, a Washington corporation (“Viking Rope”), Cortland U.K. Holdings Limited, a company incorporated under the laws of England and Wales (“UK Holdings”), Cortland Fibron BX Limited, a company incorporated under the laws of England and Wales (“Fibron”), Sanlo, Inc., a Delaware corporation (“Sanlo”), and Sanlo Cable Mfg. (Changshu) Inc., a Wholly Foreign-owned Enterprise organized under the laws of the People’s Republic of China (“Sanlo China”, together with each of Cortland Holding, Cortland Cable, Viking Rope, UK Holdings, Fibron and Sanlo, the “Subsidiaries” and each a “Subsidiary”), is engaged in the business of designing, manufacturing and distributing custom-engineered electro-mechanical cables and umbilicals, high performance synthetic ropes, and value-added steel cables and assemblies.

WHEREAS, the respective boards of directors of each of Acquisition Sub and the Company have duly approved and adopted this Agreement, the Certificate of Merger in substantially the form of Exhibit A attached hereto (the “Certificate of Merger”), and the proposed merger (the “Merger”) of Acquisition Sub with and into the Company in accordance with, and subject to, the terms and conditions of this Agreement, the Certificate of Merger and the Delaware General Corporation Law (the “DGCL”), whereby, among other things, one-hundred percent (100%) of the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company not owned of record by the Company will be converted into the right to receive cash and/or certain securities of the Company in the manner set forth in ARTICLE II of this Agreement and the Certificate of Merger.

WHEREAS, on the date hereof, the Buyer, the Company, the Stockholders’ Representative and each of the Stockholders have entered into a certain Stockholders’ Representative and Contribution Agreement in the form attached hereto as Exhibit B (the “Stockholders’ Transaction Agreement”).

WHEREAS, on the date hereof, each of John Stidd, Stephen A. Breen, Randy Longerich, Neil W. McAdam, Philip Bull and Dennis C. Wolf have entered into Noncompete Agreements in substantially the forms attached hereto as Exhibits C-1 and C-2 (the “Noncompete Agreements”).

WHEREAS, on the date hereof, each of John Stidd, Stephen A. Breen, Randy Longerich, Neil W. McAdam, Philip Bull and Dennis C. Wolf have entered into Employment Agreements in substantially the forms attached hereto as Exhibits D-1 and D-2 (the “Employment Agreements”).

NOW, THEREFORE, in consideration of the premises and the mutual benefits to be derived from this Agreement and the Certificate of Merger and the representations, warranties, covenants, agreements and conditions contained herein and in the Certificate of Merger, the Parties hereby agree as follows:

ARTICLE I

GENERAL

1.1 The Merger. In accordance with, and subject to, the provisions of this Agreement, the Certificate of Merger and the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, which, at and after the Effective Time, shall be and is hereinafter sometimes referred to as the “Surviving Corporation.” Acquisition Sub and the Company are hereinafter sometimes collectively referred to as the “Constituent Corporations.”

1.2 Effective Time of the Merger. The Merger shall become effective upon the filing by Acquisition Sub of the Certificate of Merger with the Secretary of State of the State of Delaware. The Certificate of Merger shall be executed and delivered in the manner provided under the DGCL. The date and time when the Merger shall become effective is referred to herein as the “Effective Time.”

1.3 Effect of the Merger. Except as specifically set forth herein or in the Certificate of Merger, at the Effective Time, the identity, existence, corporate organization, purposes, powers, objects, franchises, privileges, rights, immunities, restrictions, debts, liabilities and duties (collectively, the “Corporate Rights”) of the Company shall continue in effect and be unimpaired by the Merger, and the Corporate Rights of Acquisition Sub shall be merged with and into the Company, which shall, as the Surviving Corporation, be fully vested therewith. At the Effective Time, the separate existence and corporate organization of Acquisition Sub shall cease, and Acquisition Sub shall be merged with and into the Surviving Corporation. From and after the Effective Time, the Surviving Corporation shall be a direct or indirect wholly-owned subsidiary of Buyer.

1.4 Charter, By-Laws, Officers and Directors of Surviving Corporation. From and after the Effective Time, (a) the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until altered, amended or repealed as provided in the DGCL, (b) the By-laws of Acquisition Sub shall become the By-laws of the Surviving Corporation, unless and until altered, amended or repealed as provided in the DGCL, the Surviving Corporation’s certificate of incorporation or such By-laws; and (c) the officers and directors of Acquisition Sub shall become the officers and directors of the Surviving Corporation, respectively, unless and until removed or until their respective terms of office shall have expired in accordance with the DGCL or the Surviving Corporation’s certificate of incorporation or By-laws, as applicable.

1.5 Authorization of the Merger, this Agreement and the Certificate of Merger. Simultaneously with the execution and delivery of this Agreement, Stockholders holding 100% of the issued and outstanding Company Common Stock shall execute a written consent in lieu of a meeting, and the Buyer, as the sole stockholder of Acquisition Sub, shall execute a written consent in lieu of a meeting, each of which written consents shall include resolutions approving and adopting the Merger, this Agreement, the Certificate of Merger and the consummation of the Transactions, including any actions necessary to approve and effect the actions contemplated by Section 1.4, in each case as required by the DGCL. The Company, Acquisition Sub and Buyer shall each take, as promptly as practicable, all such other actions as may be necessary or advisable under the DGCL and any other applicable Law in connection with this Agreement, the Merger or the Certificate of Merger.

1.6 Closing; Closing Deliveries.

(a) The closing (the “Closing”) of the consummation of the Transactions, unless another date or place is agreed to by the Parties, shall take place at the offices of DLA Piper US LLP, 1251 Avenue of the Americas, New York, New York 10020, three (3) Business Days after the satisfaction or waiver (to the extent the same may be waived) of the conditions set forth in ARTICLE VII or such other date as Buyer and the Stockholders’ Representative may mutually determine (such date on which the Closing is consummated being referred to herein as the “Closing Date”).

(b) At the Closing, the Company and the Stockholders’ Representative shall deliver to the Buyer:

(i) counterparts of the Certificate of Merger, duly executed by the Company;

(ii) counterparts of the Escrow Agreement, duly executed by the Stockholders’ Representative and the Company;

(iii) a copy of each Organizational Document of each Acquired Entity certified as complete and correct by the secretary of the Company;

(iv) a certificate of incorporation, or its equivalent, and certificate(s) of good standing and/or existence of each Acquired Entity, as applicable, certified by an appropriate authority of the Governmental Authority issuing such certificate in the jurisdiction of such Acquired Entity’s creation, formation, or organization and in any other jurisdiction where such Acquired Entity is qualified to do business;

(v) a certificate of the Company, executed by the secretary of the Company, certifying as true and correct the following with respect to the Company: the certificate of incorporation; by-laws; and resolutions authorizing the Transactions and the execution, delivery and performance of this Agreement and the other documents contemplated hereby by the Company;

(vi) a counterpart of each General Release, duly executed by each Stockholder;

(vii) a certificate, duly completed and executed by the Company, certifying that the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;

(viii) an executed letter agreement among Sanlo, Cortland Holding and Cortec Management III, L.L.C. terminating, other than with respect to indemnification provisions that by their terms survive termination of, the Management Advisory Agreements as of the Closing Date and confirming that no amounts or obligations are due or owed from the Company and the Subsidiaries to Cortec Management III, L.L.C. or any of its Affiliates, in form and substance satisfactory to the Buyer;

(ix) a W-9 (or UK equivalent thereof) for each Stockholder who is an employee of the Company or any Subsidiary and a Federal Employer Identification Number for each Stockholder that is an entity;

(x) one or more payoff letters, drafts of which shall have been delivered to the Buyer at least two (2) Business Days prior to the Closing Date, executed by the lenders, capital lease lessors (but not operating lease lessors), or other financing sources of the Acquired Entity Indebtedness (A) setting forth all amounts (including principal and accrued but unpaid interest) necessary to be paid to repay in full any such indebtedness through the Closing Date (in the aggregate, the “Funded Indebtedness”) and (B) providing that, upon payment in full of such amounts, all obligations with respect to the Acquired Entity Indebtedness owed to such lender, lessor, or other financing source will be satisfied and released, each in form and substance reasonably satisfactory to the Buyer; and

(xi) a written statement of the Stockholders’ Representative setting forth all amounts to be paid to pay in full the Transaction Costs incurred by the Acquired Entities and the Persons to whom such amounts are payable.

(c) At the Closing, the Buyer and Acquisition Sub:

(i) shall deliver, after confirmation from the Delaware Secretary of State of the effectiveness of the Certificate of Merger:

(A) the Estimated Closing Consideration, payable in accordance with Sections 2.1, 2.2 and 2.4;

(B) on behalf of the Acquired Entities, an aggregate amount equal to the Funded Indebtedness to the Persons named in the payoff letters delivered pursuant to Section 1.6(b)(x); provided, that, in the case of any Funded Indebtedness relating to Capital Lease Obligations, only to the extent the Buyer elects to pay off such Funded Indebtedness;

(C) on behalf of the Acquired Entities, an aggregate amount equal to the Transaction Costs to the Persons named in the written statement of the Stockholders’ Representative delivered pursuant to Section 1.6(b)(xi);

(D) on behalf of the Acquired Entities, an aggregate amount equal to the Sale Bonus Obligations to the persons named in Schedule 1.6(c)(i)(D), subject to reduction for any required withholding Taxes; and

(E) the Escrow Amount to the Escrow Agent;

(ii) a counterpart of the Escrow Agreement, duly executed by the Buyer;

(iii) certificate(s) of good standing and/or existence of each of Buyer and Acquisition Sub, as applicable, certified by an appropriate authority of the Governmental Authority issuing such certificate in their respective jurisdiction(s) of creation, formation, or organization and in any other jurisdiction where Buyer or Acquisition Sub, as applicable, is qualified to do business;

(iv) a certificate of Buyer, duly executed by the secretary of Buyer, certifying as true and correct the following with respect to Buyer: the certificate or articles of incorporation (or its equivalent); by-laws; and resolutions of the board of directors of the Buyer authorizing the Transactions and the execution, delivery and performance of this Agreement and the other documents contemplated hereby by the Buyer, as applicable;

(v) a certificate of Acquisition Sub, duly executed by the secretary of Acquisition Sub, certifying as true and correct the following with respect to Acquisition Sub: the certificate or articles of incorporation (or its equivalent); by-laws; and resolutions of the sole stockholder and board of directors of Acquisition Sub authorizing the Transactions and the execution, delivery and performance of this Agreement and the other documents contemplated hereby by Acquisition Sub, as applicable; and

(vi) a counterpart of each General Release, delivered pursuant to Section 1.6(b)(vi) duly executed by the Buyer.

1.7 Stockholders’ Representative. The Buyer shall be entitled to rely on the full power and authority of the Stockholders’ Representative to act hereunder and under any Annex, Exhibit or Schedule attached hereto on behalf of the Stockholders, and the Buyer shall not be liable to any Stockholder for any action the Buyer takes or omits to take in reliance upon such power and authority.

ARTICLE II

PAYMENT OF PURCHASE PRICE;

EFFECT OF MERGER ON CAPITAL STOCK

OF CONSTITUENT CORPORATIONS

2.1 Effect on Capital Stock. The manner and basis of converting, exchanging or canceling the shares of capital stock of, and Equity Interests in, each of the Constituent Corporations into or for cash or securities (or the contingent right to receive cash or such securities) of the Surviving Corporation shall be as follows:

(a) each share of common stock, par value $0.01 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”);

(b) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and owned directly or indirectly by the Acquired Entities (whether as treasury stock or otherwise) shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and no consideration shall be delivered in exchange therefor;

(c) each Merger Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding and be converted into the right for such holder to receive, (A) at the Effective Time, an amount equal to the Per Share Closing Amount, plus (B) subject to the terms of Section 2.4, the Per Share Additional Amount, if any, plus (C) subject to the terms of the Escrow Agreement, a conditional amount of cash equal to the Per Share Escrow Amount of any amounts payable to the Stockholders from the Escrow Fund pursuant to the terms of the Escrow Agreement;

(d) each Merger Option shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding and be converted into the right for such holder to receive, (A) at the Effective Time (except in the case of the UK Merger Options, which shall be exercised immediately after the Effective Time), an amount equal to the Per Share Closing Amount, minus (B) the Merger Option Exercise Amount with respect to such Merger Option, plus (C) subject to the terms of Section 2.4, the Per Share Additional Amount, if any, plus (D) subject to the terms of the Escrow Agreement, a conditional amount of cash equal to the Per Share Escrow Amount of any amounts payable to the Stockholders from the Escrow Fund pursuant to the terms of the Escrow Agreement; and

(e) each authorized but unissued share of Company Common Stock immediately prior to the Effective Time shall be canceled.

2.2 Delivery of Funds; Surrender of Certificates.

(a) At the Effective Time, upon surrender by each Stockholder to the Surviving Corporation of (A) the certificate(s) which, immediately prior to the Effective Time, represented Merger Shares (each a “Certificate”) or (B) the Merger Options, as applicable, Buyer shall cause the Surviving Corporation to, promptly (i) pay out to an account designated by the Stockholders’ Representative, for the account of the Stockholders, at or after the Effective Time by wire transfer of immediately available funds an amount representing the Stockholder Closing Consideration and (ii) pay to the Company the portion of Closing Consideration payable to Option Holders less the Option Holdback Amount, which amount shall be paid to the Option Holders through the Company’s or its Subsidiary’s internal or third-party payroll processing system subject to applicable withholding (in accordance with Section 2.2(c)) on the entire amount of the Closing Consideration (including the Option Holdback Amount) payable to the Option Holders. Shares of Company Common Stock represented by the Certificate or any Merger Options so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount due pursuant to this Section 2.2(a) except as specifically provided in the Escrow Agreement. Until surrendered as contemplated by this Section 2.2 and the Certificate of Merger, each Certificate and each Merger Option shall be deemed, at and after the Effective Time, to represent only the right to receive upon such surrender cash and/or securities as contemplated by this ARTICLE II, the Certificate of Merger and the DGCL.

(b) At the Effective Time, Buyer shall deliver the Escrow Amount by wire transfer of immediately available funds to the Escrow Agent to an account designated by the Escrow Agent (the “Escrow Fund”).

(c) With respect to all payments or distributions to be made hereunder, Buyer and the Surviving Corporation each reserves the right to make any withholdings required by applicable Laws and to appropriately reduce the Closing Consideration payable to any Stockholders by the amount of any withholdings or payments that are required to be made by Buyer or the Surviving Corporation on behalf of such Stockholders (including, without limitation, withholding obligations of the Company arising with respect to any Merger Options). To the extent that amounts are so withheld, such withheld amounts shall be paid over to the appropriate taxing authority and treated for all purposes of this Agreement as having been paid to the Stockholder in respect of which such deduction and withholding was made.

(d) Notwithstanding the provisions of Sections 2.1(c) and 2.1(d) above, the Buyer, the Company and the Stockholders’ Representative hereby acknowledge and agree that the portion of the Closing Consideration to be received by Dennis C. Wolf pursuant to Sections 2.1(c) and 2.1(d) shall be reduced by the Wolf Indebtedness Amount and as of the Effective Time the Wolf Note shall be deemed to be satisfied and cancelled and Mr. Wolf shall have no further obligations with respect thereto. Such amount shall be treated for all purposes under this Agreement as having been paid in full to Mr. Wolf as a portion of the aggregate Per Share Closing Amount he would otherwise be entitled to.

2.3 No Further Ownership Rights in Company Common Stock.

(a) The consideration paid in respect of the surrender of Certificates in accordance with the provisions of this ARTICLE II and the Certificate of Merger shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. At and after the Effective Time, the stock transfer books of the Surviving Corporation shall be closed with respect to the capital stock of the Company, and there shall be no further registration of transfers of the Company Common Stock thereafter on the records of the Surviving Corporation. If, after the Effective Time, certificates representing shares of Company Common Stock are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II and the Certificate of Merger.

(b) None of the Buyer or the Surviving Corporation or any party hereto shall be liable to any Person in respect of any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.4 Purchase Price Adjustment.

(a) Three (3) Business Days prior to the Closing, the Stockholders’ Representative shall deliver to the Buyer a certificate signed by the Stockholders’ Representative setting forth the Company’s best estimate of the (i) Transaction Costs (“Estimated Transaction Costs”), (ii) Funded Indebtedness (“Estimated Funded Indebtedness”), (iii) Closing Cash (“Estimated Closing Cash”), (iv) Closing Date Working Capital, which shall be prepared in accordance with Schedule 2.4(a) (the “Estimated Closing Date Working Capital”), (v) the amount, if any, by which Estimated Closing Date Working Capital is greater than $21,300,000 (the amount of such excess shall be referred to herein as the “Estimated Underpayment Amount”), and (vi) the amount, if any, by which Estimated Closing Date Working Capital is less than $20,300,000 (the amount of such shortfall shall be referred to herein as the “Estimated Overpayment Amount”). The Buyer and the Stockholders’ Representative shall discuss the items set forth in such certificate including such calculation of the Estimated Closing Date Working Capital and the Stockholders’ Representative shall incorporate reasonable input from the Buyer into the determination of the Estimated Closing Consideration.

(b) Preparation of Closing Balance Sheet. As promptly as practicable following the Closing Date (but in no event later than sixty (60) days after the Closing Date), the Buyer shall, or shall cause the Surviving Corporation to, prepare a consolidated balance sheet (the “Closing Balance Sheet”) of the Company reflecting the financial position of the Acquired Entities immediately prior to the Closing Date and a statement (the “Final Closing Date Working Capital Statement”) setting forth the computation of the Final Closing Date Working Capital derived therefrom, which shall be prepared in accordance with Schedule 2.4(a), the Transaction Costs, the Closing Cash and the Funded Indebtedness, each as of on the Closing Date, and shall set forth the Buyer’s proposed adjustment, if any, of the Closing Consideration as contemplated by Section 2.4(d) (the “Notice of Adjustment”).

(c) Review by the Stockholders’ Representative.

(i) The Buyer shall (A) provide the Stockholders’ Representative and its advisors with reasonable access to the personnel, work papers, trial balances, relevant books and records and similar materials used, and (B) give the Stockholders’ Representative reasonable advance notice of, and permit the Stockholders’ Representative and its advisors to observe, any physical inventory conducted, in connection with the preparation of the Final Closing Date Working Capital Statement.

(ii) Following receipt of the Notice of Adjustment, the Stockholders’ Representative (and its advisors) will be afforded a period of twenty (20) Business Days (the “20-Day Period”) to review the Notice of Adjustment. At the end of the 20-Day Period, the Stockholders’ Representative will be deemed to have accepted the Final Closing Date Working Capital, Funded Indebtedness, Closing Cash and Transaction Costs (as set forth in the Notice of Adjustment) in its entirety, in which case such amounts will be as set forth in the Notice of Adjustment unless prior to the end of the 20-Day Period the Stockholders’ Representative delivers to the Buyer a written notice (the “Objection Notice”) containing a written explanation of those items set forth in the Notice of Adjustment which the Stockholders’ Representative disputes and the proposed dollar amount for each item in dispute, in which case the items identified by the Stockholders’ Representative shall be deemed to be in dispute. If the Stockholders’ Representative delivers the Objection Notice in a timely manner, then (i) to the extent that any amounts contained in the Notice of Adjustment are not disputed by the Stockholders’ Representative, the Parties shall make a determination of the Final Closing Date Working Capital, Funded Indebtedness, Closing Cash and Transaction Costs without taking into account any such dispute (the “Undisputed Working Capital”), and the Company or the Stockholders’ Representative (on behalf of the Stockholders), as the case may be, shall make a payment in accordance with Section 2.4(d) as if the Undisputed Working Capital, Funded Indebtedness, Closing Cash and Transaction Costs were as finally determined, and (ii) within a further period of twenty (20) Business Days commencing on the date following the termination of the 20-Day Period, the Parties and, if agreed to by the Buyer and the Stockholders’ Representative, their accountants will attempt to resolve in good faith any disputed amounts, and only such disputed amounts, and reach a written agreement (the “Settlement Agreement”) with respect thereto, in which case, the Final Closing Date Working Capital, Funded Indebtedness, Closing Cash and Transaction Costs shall be as set forth in the Settlement Agreement. Failing such resolution, the unresolved disputed amounts will be referred for final binding resolution to Deloitte LLP (or, in the event Deloitte LLP is unable or unwilling to serve, or, prior to the engagement thereof, if it is reasonably determined by a Party that Deloitte LLP has a conflict of interest, then an independent United States accounting or dispute resolution firm of recognized national standing, as may be mutually selected by Buyer and the Stockholders’ Representative) (the “Arbitrating Accountants”), the fees and expenses of which shall be borne as provided below. In such case, the Final Closing Date Working Capital, Funded Indebtedness, Closing Cash and Transaction Costs will be deemed to be as determined by the Arbitrating Accountants. Such determination (the “Accountants’ Determination”) shall be (A) made solely in reliance upon supporting documentation provided to the Arbitrating Accountants by the Buyer or the Stockholders’ Representative within twenty (20) days of submission of the unresolved disputed amounts to the Arbitrating Accountants, (B) in writing, (C) furnished to the Stockholders’ Representative and Buyer as soon as practicable after the items in dispute have been referred to the Arbitrating Accountants, (D) made in accordance with Schedule 2.4(b), (E) no more favorable to Buyer than is set forth in the Notice of Adjustment and no more favorable to the Stockholders than is set forth in the Objection Notice, and (F) absent manifest error, nonappealable and incontestable by the Stockholders’ Representative, the Stockholders, the Company, the Buyer and each of their respective Affiliates and successors and not subject to collateral attack for any reason. The fees and expenses of the Arbitrating Accountants shall be paid 50% by the Buyer and 50% by the Stockholders’ Representative.

(d) Adjustment.

(i) If the Final Closing Date Working Capital is greater than $21,300,000, the amount of such excess shall be referred to herein as the “Underpayment Amount”). If the Final Closing Date Working Capital is less than $20,300,000, the amount of such shortfall shall be referred to herein as the “Overpayment Amount”).

(ii) Within five (5) Business Days following the Final Determination Date, the Parties shall recalculate the Closing Consideration using (A) the Funded Indebtedness, Closing Cash and Transaction Costs as finally determined in accordance with this ARTICLE II and (B) the Final Closing Date Working Capital, the Underpayment Amount (if any) or the Overpayment Amount (if any), as the case may be (the “Final Closing Consideration”).

(iii) If the Final Closing Consideration is greater than the Estimated Closing Consideration, then within five (5) days of the Final Determination Date, the Surviving Corporation shall pay the difference, minus (A) any payments of Undisputed Working Capital and interest accrued thereon, if any, made by the Surviving Corporation pursuant to Section 2.4(c), or plus (B) any payments of Undisputed Working Capital and interest accrued thereon, if any, made by the Stockholders’ Representative pursuant to Section 2.4(c) to the Stockholders’ Representative other than the portion of such payment to Option Holders, which amount shall be paid to such Option Holders (subject to Section 2.2(c)) through the Company’s or its Subsidiary’s internal or third-party payroll processing system.

(iv) If the Final Closing Consideration is less than the Estimated Closing Consideration, then within five (5) days of the Final Determination Date, the Stockholders’ Representative shall pay the difference, minus (A) any payments of Undisputed Working Capital and interest accrued thereon, if any, made by the Stockholders’ Representative pursuant to Section 2.4(c), or plus (B) any payments of Undisputed Working Capital and interest accrued thereon, if any, made by the Surviving Corporation pursuant to Section 2.4(c), to the Buyer.

In the event that any Party owes or is obligated to pay any amounts pursuant to this Section 2.4, and such Party fails to pay such amounts when due as provided in Section 2.4(d), interest shall accrue on any and all such amounts from the date such payment is due at a rate of ten percent (10%) per annum, compounded daily, until fully paid (or at the maximum amount then permitted by applicable Law, if less).

(e) Accounting Books and Records. The Buyer agrees that, following the Closing through the Final Determination Date, it will not, and will cause the Acquired Entities not to, take any actions with respect to any accounting books or records (such as the storage or destruction thereof) on which the Final Closing Date Working Capital is to be based or derived from that would impede or delay the determination of the Final Closing Date Working Capital in the manner and utilizing the methods required by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer that the statements contained in this ARTICLE III are correct and complete as of the date of this Agreement and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ARTICLE III, except as set forth in the disclosure schedule delivered by the Company to Buyer on the date hereof (the “Schedules”).

3.1 Corporate Status. Each of the Acquired Entities is an entity duly created, formed, or organized, validly existing, and in good standing under the Laws of the jurisdiction of its creation, formation, or organization, as the case may be. Each of the Acquired Entities is duly qualified to conduct its business as a foreign entity and is in good standing under the Laws of each jurisdiction where such qualification is required (except for any jurisdiction where the failure to be so qualified would not, individually or in the aggregate, result in a Material Adverse Effect). Each of the Acquired Entities has the requisite power and authority necessary to own, lease, or operate its properties and to carry on its businesses as presently conducted. The Stockholders’ Representative has delivered to Buyer correct and complete copies of the Organizational Documents of the Acquired Entities, as presently in full force and effect. None of the Acquired Entities is in Breach of any provision of its Organizational Documents. There is no pending or, to the Knowledge of the Company, Threatened, Action for the dissolution, liquidation, winding up, insolvency, or rehabilitation of any Acquired Entity.

3.2 No Violation. Except as set forth on Schedule 3.2, the consummation of the Transactions will not (a) Breach in any respect or require any Consent pursuant to any Material Contract or any Permit, Law, or Order to which such Acquired Entity’s assets are subject or bound, (b) Breach in any material respect any provision of the Organizational Documents of the Acquired Entities, or (c) require any Consent of or to any Governmental Authority or any other material Consent.

3.3 Capitalization; Subsidiaries.

(a) The authorized Equity Interests of the Acquired Entities are as set forth on Schedule 3.3(a). All of the issued and outstanding Equity Interests of the Company are held of record and beneficially owned, free and clear of any Encumbrances (other than restrictions under the Securities Act and state securities Laws and the Current Stockholders Agreement), in such amount and by such holder as set forth on Schedule 3.3(a). All of the issued and outstanding Equity Interests of the Acquired Entities (i) have been duly authorized and are validly issued, fully paid, and nonassessable, (ii) were issued in compliance with, or pursuant to an exemption from, all applicable state, federal and other applicable securities Laws and (iii) were not issued in violation of any preemptive rights or rights of first refusal. Except as set forth on Schedule 3.3(a), as of the date hereof, (x) no outstanding Commitments exist with respect to the Equity Interests of the Acquired Entities, (y) there are no Contracts with respect to the voting, transfer, disposition or registration of the Equity Interests of the Acquired Entities, and (z) there are no outstanding obligations of any of the Acquired Entities to redeem, repurchase, or otherwise acquire any of its Equity Interests. Schedule 3.3(a) lists the exercise price and holder of each

Merger Option. The Company has delivered to the Buyer true and complete copies of all awards, warrants and other Contracts relating to any Merger Options. Except as set forth on Schedule 3.3(a), either the consummation of the Transaction or the actions described in ARTICLE II hereof Breach the terms of any award, warrant or other Contract relating to any Merger Option.

(b) The Company owns, directly or indirectly, all of the issued and outstanding Equity Interests of the Subsidiaries, free and clear of any Encumbrances (other than restrictions under the Securities Act and state securities Laws). No Acquired Company is a party to any Contract that could require an Acquired Company to sell, issue, transfer, or otherwise dispose of any Equity Interest of a Subsidiary (other than this Agreement) or otherwise restricts any such sale, transfer or disposition by the Company (as the case may be). Other than the Subsidiaries, the Company does not own or hold any Equity Interests in any Person.

3.4 Financial Statements.

(a) Set forth on Schedule 3.4(a) are true, complete and correct copies of the following financial statements (collectively, the “Financial Statements”):

(i) the audited consolidated balance sheets and statements of income and cash flow of the Company as of and for the fiscal years ended June 30, 2007 and June 30, 2008 (the “Consolidated Year End Financial Statements”); and

(ii) the unaudited consolidated balance sheet and statement of income and cash flow of the Company (the “Interim Financial Statements”) as of and for the one (1) month period ended July 31, 2008 (the “Balance Sheet Date”).

(b) The Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except as set forth on Schedule 3.4(b), (ii) present fairly the consolidated and consolidating financial position of the Acquired Entities at their respective dates and the consolidated and consolidating results of operations and cash flow of the Acquired Entities for the periods covered thereby, and (iii) are consistent with the books and records of the Acquired Entities, in each case except as may be indicated in the notes thereto (except with respect to the Interim Financial Statements which do not contain any notes and shall be subject to normal year-end adjustments).

(c) All of the Receivables reflected on the Interim Balance Sheet are Enforceable, represented bona fide transactions for sales actually made or services actually performed by the respective Acquired Entity, arose in the Ordinary Course of Business of the respective Acquired Entity and not out of consignment sales or sales on approval, and there are no pending or, to the Knowledge of the Company, asserted Actions, refusals to pay or other rights of setoff against any of such Receivables. To the Company’s Knowledge, all Receivables are good and collectible, not subject to set off or counterclaim other than as reserved for on the Financial Statements. Nothing contained in this Section 3.4(c) shall constitute a guarantee by the Acquired Entities of the collectibility of any Receivable.

(d) The Inventory of the Acquired Entities is of good and merchantable material, of a quality and quantity usable or saleable in the Ordinary Course of Business, subject to reserves for slow-moving and obsolete Inventory reflected on the face of the Interim Balance Sheet. Such Inventory is carried on the books and records of the Acquired Entities in accordance with GAAP applied consistent with past practice.

3.5 Subsequent Events. Except as set forth on Schedule 3.5 or on any other Schedule, as delivered on the date hereof, to this Agreement, since June 30, 2008, (i) the Acquired Entities have conducted their respective businesses only in, and have not engaged in any transaction other than in accordance with, the Ordinary Course of Business, (ii) no Acquired Entity has suffered a Material Adverse Effect and (iii) no Acquired Entity has taken any action that, if taken after the date hereof without the consent of Buyer, would constitute a violation of Section 5.4.

3.6 Liabilities. No Acquired Entity has any Liability required to be set forth on a balance sheet or in the footnotes to a financial statement or, to the Company’s Knowledge (with respect to the existence of such items and not with respect to GAAP relating to an income statement), an income statement prepared in accordance with GAAP, except for (a) Liabilities disclosed in the Schedules, (b) Liabilities reflected in the Interim Financial Statements, (c) Liabilities incurred in the Ordinary Course of Business since the Balance Sheet Date and (d) Liabilities under the executory portion of Contracts (none of which (i) relates to breach of contract or warranty, tort, infringement or violation of Law or (ii) arose out of any action, suit, claim, governmental investigation or arbitration proceeding).

3.7 Legal Compliance. Except as set forth on Schedule 3.7, each of the Acquired Entities is and has been in compliance in all material respects with all Laws applicable to its respective assets, properties, businesses and operations, and no Action is pending or, to the Knowledge of the Company, Threatened, against any of the Acquired Entities that challenges or may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Transactions.

3.8 Tax Matters. Except as set forth on Schedule 3.8:

(a) Each Acquired Entity has complied with all Laws relating to Taxes, (ii) each Acquired Entity has filed all Tax Returns that it was required to file, and (iii) all such Tax Returns were true, correct and complete in all material respects. Taxes due and payable by each Acquired Entity (whether or not shown on a Tax Return) have been paid or adequate reserves have been established on the books and records of such Acquired Entity. There are no Encumbrances for Taxes (other than Taxes not yet due and payable) on any asset of any Acquired Entity.

(b) Each Acquired Entity has (i) withheld all required amounts from its employees, agents, contractors, nonresidents, and other third persons and remitted such amounts to the proper Governmental Authorities in accordance with all applicable Laws; (ii) paid all employer contributions and premiums; and (iii) filed all Tax Returns with respect to employee income Tax withholding, social security Taxes and premiums, and unemployment Taxes and premiums, all in compliance with the Code and other applicable Laws as in effect for the applicable year.

(c) The Company has delivered to the Buyer (i) true, correct and complete copies of all material Tax Returns filed by each Acquired Entity since January 1, 2005 and (ii) true, correct, and complete copies of all material notices of deficiencies, material notices of proposed adjustments, material notices of assessments, material revenue agent reports, material closing agreements and any other similar material document, notice, or correspondence, in each case, that each Acquired Entity (or its representative) has received from, sent to, or entered into with the IRS or other taxing authority since January 1, 2005. No Action is pending, or to the Knowledge of the Company, is Threatened, alleging that any Acquired Entity has not properly paid Taxes or filed Tax Returns in a jurisdiction in which such Acquired Entity does not file a Tax Return.

(d) The unpaid Taxes of the Acquired Entities did not, as of the Balance Sheet Date, exceed the reserve for Tax Liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Consolidated Year End Financial Statements.

(e) No Acquired Entity has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect.

(f) None of the Acquired Entities has ever been a member of any consolidated, combined or unitary group for federal, state, local or foreign Tax purposes (other than the group for which the Company is the parent). No Acquired Entity is liable for Taxes of any other Person (other than the group for which the Company is the parent) as a result of successor Liability, transferee Liability, joint and several Liability, contractual Liability or otherwise.

(g) No Tax audits or other administrative or court proceedings are presently in progress, or to the Knowledge of the Company Threatened with regard to any Taxes or Tax Returns of the Acquired Entities.

(h) No Acquired Entity is a party to any Tax allocation or sharing Contract.

(i) No Acquired Entity has any “excess loss accounts” with respect to any Subsidiary. No Acquired Entity has any items of income, gain, loss, expense, or deduction deferred under the intercompany transaction rules of Treasury Regulation Section 1.1502-13 (or similar provision of foreign, state or local Laws).

(j) No Acquired Entity has been, nor will be, required to include any adjustment in Taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of or pursuant to (A) Section 481 of the Code (or any similar provision of foreign, state or local Laws), (B) any “closing agreement” with any taxing authority, (C) any installment sale or open transaction disposition, or (D) any prepaid amount received on or prior to the Closing Date.

(k) No Acquired Entity has ever been a party (either as a distributing corporation, a distributed corporation or otherwise) to any transaction intended to qualify under Section 355 of the Code (or any similar provision of foreign, state or local Laws).

(l) All transactions in respect of which any clearance or consent was required from any taxation authority have been entered into by the relevant Acquired Entity after such consent or clearance has been properly obtained, any application for such clearance or consent has been made on the basis of full and accurate disclosure of all relevant material facts and considerations, and all such transactions have been carried into effect only in accordance with the terms of the relevant clearance or consent.

(m) The UK Acquired Entities have duly submitted all claims, disclaimers and elections, the making of which has been assumed for the purposes of the Consolidated Year End Financial Statements and none of such claims, disclaimers or elections have been, or to the Knowledge of the Company, are likely to be challenged by the relevant tax authority.

(n) Since September 1, 2002, all transactions or arrangements made by the UK Acquired Entities have been made on fully arm’s length terms and there are no circumstances in which Section 770A and Schedule 28AA of the Income and Corporation Taxes Act 1988 could apply, causing any taxing authority in the United Kingdom to make an adjustment to the terms on which such transaction or arrangement is treated as being made for taxation purposes.

(o) Fibron is a taxable person and is duly registered for the purposes of UK Value Added Tax (“VAT”).

(p) Since September 1, 2002, all supplies made by Fibron are taxable supplies and Fibron has not been (nor will be) denied full credit for all input Tax by reason of the operation of Sections 25 and 26 of the Value Added Tax Act 1994 (“VATA”) and regulations made thereunder or for any other reasons. No VAT paid (or payable) by Fibron is not input tax as defined in Section 24 of the VATA and regulations made thereunder.

(q) For the purposes of paragraph 3(7) of Schedule 10 of the VATA, the UK Acquired Entities have not exercised the election to waive exemption from VAT (pursuant to paragraph 2 of Schedule 10 of the VATA ) in respect of any of the Leases and have no intention or obligation to exercise such an election in respect of any of the Leases.

(r) Neither entering into this Agreement nor Closing will result in the withdrawal of any stamp duty or stamp duty land Tax relief granted on or before Closing which will affect the Acquired Entities.

(s) The UK Acquired Entities are and always have been resident for Tax purposes only in the United Kingdom, and do not and have never had a branch, agency or permanent establishment outside the United Kingdom.

(t) The UK Acquired Entities have not entered into or been party to any scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance of, or the reduction in, or the deferral of, a liability to Tax in circumstances which would permit the HM Revenue & Customs to cancel any perceived Tax advantage arising out of such scheme or arrangement, and the UK Acquired Entities have not, so far as the UK Acquired Entities are aware, been party to any notifiable arrangements under Part 7 of the Finance Act 2004.

(u) To the Company’s Knowledge, no UK Acquired Entity is or so far as the UK Acquired Entities are aware, will become liable to pay, reimburse or indemnify in respect of any Tax which it is not primarily liable in consequence of the failure by any other person (other than another UK Acquired Entity) to discharge that tax within any specified period, where such tax relates to a profit, income or gain, transaction, event, omission, or other circumstance arising, occurring, or deemed to arise or occur (whether wholly or partly) prior to Closing.

(v) All stampable documents, executed before completion, wherever executed (other than those which have ceased to have legal effect) in the enforcement of which any UK Acquired Entity may be interested have been duly stamped, and no such document has not been stamped by reason of it being executed and retained outside the United Kingdom.

3.9 Title to Assets. Except as set forth on Schedule 3.9, the Acquired Entities have good and marketable title to, or a valid leasehold or sub-leasehold interest in or license for, the respective properties and tangible assets (other than real property) (the “Assets”) used in the conduct of their businesses, shown on the Interim Financial Statements or acquired after the date thereof, free and clear of all Encumbrances, except for (a) properties and assets disposed of in the Ordinary Course of Business since the date of the Interim Financial Statements and (b) Encumbrances securing Funded Indebtedness to be repaid at the Closing pursuant to Section 1.6(c)(i)(B). The Assets are in good condition and repair, subject to ordinary wear and tear. The Assets are sufficient, in the aggregate, for the conduct of the business of the Acquired Entities.

3.10 Intellectual Property.

(a) Schedule 3.10(a) lists all of the Intellectual Property that is the subject of a patent application, trademark application, service mark application or copyright application, or an issued patent, copyright registration or trademark registration for which all right, title and interest is owned by the Acquired Entities. The Acquired Entities own or, to the Knowledge of the Company, have the right to use all Intellectual Property used in the operation of their businesses as presently conducted, free and clear of all Encumbrances. All patent applications, trademark applications, service mark applications, and copyright applications that are Intellectual Property are presently pending. All issued patents, trademark registrations and copyright applications that are Intellectual Property are presently in force.

(b) (i) No Acquired Entity has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any other Person’s Intellectual Property rights, and (ii) no Acquired Entity has received any written notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company or any Subsidiary must license or refrain from using any other Person’s Intellectual Property rights). To the Knowledge of the Company, no other Person has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Acquired Entities, except as noted on Schedule 3.10(b). There are no pending or, to the Knowledge of the Company, Threatened claims against any Acquired Entity or its employees or independent contractors alleging that any of the Acquired Entities’ Intellectual Property infringes on or conflicts with the rights of any other Person. Other than as set forth on Schedule 3.10(b), each employee of the Acquired Entities who (i) is an engineer, (ii) is otherwise involved in the development or use of, or has access to, proprietary information or assets of any Acquired Entity or (iii) is an officer, manager or other senior level employee, has executed a confidentiality or invention assignment agreement.

3.11 Real Property.

(a) Schedule 3.11(a) sets forth a list of all real property used by any Acquired Entity in the operation of its business since the Applicable Date indicating whether such real property is owned or leased by the Acquired Entities. Such real property, including all buildings, structures and other improvements thereon, is in good condition and repair, subject to ordinary wear and tear, and is sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted. Schedule 3.11(a) contains a correct legal description of each parcel of real property owned by any Acquired Entity. With respect to such owned real property, (i) one or more Acquired Entity is the sole titleholder of record and has good and marketable indefeasible fee simple title to such owned real property and to all buildings, structures and other improvements thereon, together with all privileges, rights, easements, hereditaments and appurtenances thereunto belonging, free and clear of all Encumbrances, (ii) the Acquired Entities have not leased or otherwise granted to any Person the right to use or occupy such owned real property and (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such owned real property or any portion thereof or interest therein. There have been no changes to the improvements to the owned real property of the Company located in Michigan City, Indiana as shown on the ALTA Survey for such property prepared by Charles Hendricks and Associates P.C. signed July 23, 2004 which would make such survey inaccurate.

(b) Schedule 3.11(b) sets forth a list of all of the leases and subleases (the “Leases”) and each leased and subleased parcel of real property in which an Acquired Entity has a leasehold or subleasehold interest. Such Acquired Entity holds a valid and existing leasehold or subleasehold interest under each of the Leases, free and clear of all Encumbrances, except Encumbrances imposed under the terms of any such lease. The Company has delivered to the Buyer true, correct, complete and accurate copies of each of the Leases. With respect to each Lease, other than as set forth on Schedule 3.11(b): (i) the Lease is legal, valid, binding and Enforceable against such Acquired Entity and to the Knowledge of the Company, against the other parties thereto, (ii) such Lease is in full force and effect; (iii) the Lease will continue to be legal, valid, binding and Enforceable against such Acquired Entity and to the Knowledge of the Company, against the other parties thereto, and will be in full force and effect immediately following the Effective Time in accordance with the terms thereof; (iv) none of the Acquired Entities nor, to the Knowledge of the Company, any other party to the Lease is in material Breach thereunder, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such a material Breach thereunder; (v) to the Knowledge of the Company, no other party to the Lease has repudiated any provision thereof; and (vi) no Consent of the landlords under any of the Leases is required as a result of the consummation of the Transactions. All facilities leased or subleased under any Lease are supplied with utilities and other services reasonably necessary for such Acquired Entities’ activities thereat.

3.12 Contracts.

(a) Schedule 3.12(a) lists, by applicable subparts set forth below, the following Contracts to which any Acquired Entities are a party or pursuant to which any Assets are bound (the “Material Contracts”):

(i) any Contract (or group of related Contracts) for the lease of personal property to or from any Person which is reasonably expected to involve aggregate annual consideration in excess of $100,000 after Closing;

(ii) any partnership agreement or joint venture agreement, or similar Contract;

(iii) any Contract (A) pursuant to which any Acquired Entity has granted exclusivity, (B) containing covenants that restrict any Acquired Entity’s ability to freely engage in any line of business or compete with any Person or (C) that otherwise restricts the activities of any Acquired Entity;

(iv) any collective bargaining Contract;

(v) any Contract for the employment or engagement as an independent contractor of any individual providing for aggregate annual compensation to such individual reasonably expected to be in excess of $100,000 or containing severance or other material post employment benefits;

(vi) any Contract under which an Acquired Entity has advanced, loaned or guaranteed any loan in any amount to any of its Affiliates, directors, officers, or employees (or any of their Affiliates) outside the Ordinary Course of Business;

(vii) any Contract under or pursuant to which an Acquired Entity has borrowed money, guaranteed or assumed indebtedness for borrowed money, mortgaged, pledged or otherwise placed an Encumbrance on any asset or group of assets or entered into any letter of credit arrangements or Capital Lease Obligations;

(viii) any Contract under or pursuant to which an Acquired Entity has agreed to acquire any assets or make any capital expenditures in connection with, or in any way affecting, the Acquired Entities which individually or in the aggregate represent more than $100,000 of unfunded commitments with respect thereto;

(ix) any (A) Contract (other than purchase orders) with any Top Customer or Top Supplier or (B) purchase order the performance of which by any Acquired Entity or other party thereto is reasonably expected to involve consideration in excess of $250,000 after Closing; or

(x) any license, service or distribution Contracts providing for payments in an amount in excess of $75,000 or otherwise granting any material right or benefit;

(xi) all licenses, agreements or other arrangements with respect to any Intellectual Property to which any of the Acquired Entities is a party, whether as licensee, licensor or otherwise (other than non-exclusive end-user licenses for commercially available prepackaged computer software generally available to the public);

(xii) all agreements and contracts containing “take or pay” provisions;

(xiii) all powers of attorney executed on behalf of any Acquired Entity;

(xiv) all Contracts with any Governmental Authority;

(xv) all Contracts containing a provision to indemnify any party or assume any tax, environmental or other Liability (other than the Company’s standard terms of indemnification set forth on Schedule 3.24 and third party purchase orders entered into in the Ordinary Course of Business);

(xvi) any other Contract (or group of related Contracts) which is outside the Ordinary Course of Business and the performance of which is reasonably expected to involve consideration in excess of $50,000.

(b) The Company has delivered to the Buyer a true, correct and complete copy of each written Material Contract (as amended to date) and a written summary of each oral Material Contract. Except as set forth on Schedule 3.12(b), with respect to each such Material Contract:

(i) the Contract is Enforceable against each Acquired Entity party thereto and, to the Knowledge of the Company, the other party thereto;

(ii) no Acquired Entity party thereto is in Breach thereof, and no event has occurred which, with notice or lapse of time, would constitute a Breach by any such Acquired Entity under the Contract and, to the Knowledge of the Company, no other party to any Material Contract is in breach thereof or with notice or lapse of time would be in Breach thereof; and

(iii) no Acquired Entity party thereto, or to the Knowledge of the Company, the other party thereto, has repudiated any provision of the Contract.

3.13 Insurance. Schedule 3.13 contains a true and complete list of each insurance policy Contract (including policies providing property, fire, burglary, casualty, liability, and workers’ compensation coverage and bond and surety arrangements, as applicable) held by each Acquired Entity or under which the Acquired Entities or any employees or assets thereof are covered (the “Insurance Policies”) and sets forth (other than with respect to any health insurance policy) a claims history since the date which is three years prior to the date hereof in respect of each such Insurance Policy. No Acquired Entity is, or since the Applicable Date has been, (i) in Breach or default (including with respect to the payment of premiums or the giving of notices) with respect to its obligations under any Insurance Policy Contract or (ii) since the Applicable Date, has been denied insurance coverage. No Acquired Entity has received any notice that such policy may be cancelled or terminated or will not be renewed on substantially the same terms as are now in effect. None of such Insurance Policies will lapse or terminate as a result of the Transactions. The Acquired Entities have complied in all material respects with all provisions of the Insurance Policies. Schedule 3.13 contains a description of each pending claim under any of the Insurance Policies and whether coverage with respect thereto is in dispute.

3.14 Litigation. Except as set forth on Schedule 3.14 since the date which is three years prior to the date hereof, there have been no Actions pending or, to the Knowledge of the Company, Threatened, against or by any Acquired Entity that (a) are by, against or affect any Acquired Entity or any of their facilities or Assets or (b) would prohibit the consummation of the Transactions. No Acquired Entity is subject to any outstanding Order of any Governmental Authority that is specific to or names any Acquired Entity. There is no Action pending or, to the Knowledge of the Company, Threatened, which questions the legality or propriety of the Transactions, this Agreement or the documents, instruments, and agreements to be executed, delivered, and performed in connection herewith.

3.15 Labor; Employees. No Acquired Entity is a party to or bound by any collective bargaining Contract or any other written agreement whether with a labor union, trade union, employee representative(s), staff associates, work council or any other employee body representing workers in an Acquired Entity, nor has any Acquired Entity experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes since the Applicable Date. To the Knowledge of the Company, there is no organizational effort currently being made or Threatened by or on behalf of any labor union, trade union, employee representative(s), staff association, works council or any other employee body representing workers with respect to employees of any Acquired Entity.

3.16 Employment. Except as set forth on Schedule 3.16, (a) each Acquired Entity is and has been in compliance in all material respects with all Laws pertaining to employment, including, but not limited to, Laws governing or regarding the payment of wages or other compensation, employee benefits, employment discrimination and harassment, occupational safety and health, and any and all other applicable Laws governing or pertaining to the terms and conditions of employment, and (b) there has been no Action pending nor, to the Knowledge of the Company, Threatened against any Acquired Entity alleging any failure to so comply. Since the Applicable Date, no Acquired Entity has been in material Breach of any Contract for the employment of any individual. No Acquired Entity operating in the UK has been served, issued or sent an equal pay or discrimination questionnaire.

3.17 Employee Benefits.

(a) Schedule 3.17(a) lists each Employee Benefit Plan.

(b) Each Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has an opinion letter or determination letter from the IRS as to its qualified status under Section 401(a) of the Code on which it can rely. No facts have occurred that if known by the IRS could cause disqualification of any of those plans. To the Knowledge of the Company, no non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred which involves the assets of any Employee Benefit Plan and in which the Acquired Entities, any of their employees or, to the Knowledge of the

Company, any trustee, administrator or other fiduciary of any trusts created under any Employee Benefit Plan has engaged which would subject an Acquired Entity to the Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA.

(c) All premiums required to be paid, all benefits, expenses and other amounts due and payable, and all contributions, transfers or payments required to be made to or under the Employee Benefit Plans will have been paid, made, or accrued for all services on or prior to the Closing Date.

(d) Except as disclosed on Schedule 3.17(d), (i) no Employee Benefit Plan is or has ever been covered by Title IV of ERISA or subject to Section 412 of the Code, and (ii) none of the Acquired Entities has contributed to or been obligated to contribute to any plan subject to Title IV of ERISA.

(e) No Acquired Entity has maintained or contributed, or been required to contribute, to any Employee Benefit Plan providing medical, health, or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code Section 4980B).

(f) Except as set forth on Schedule 3.17(f), neither the execution and delivery of this Agreement, nor the consummation of the Transactions will:

(i) result in any payment to be made by any Acquired Entity, including without limitation, severance, golden parachute (as defined in Section 280G of the Code), or otherwise, becoming due to any employee, director, or consultant of the Acquired Entities ; or

(ii) increase any benefits or accelerate vesting otherwise provided under any Employee Benefit Plan.

(g) Except as set forth on Schedule 3.17(g), there is no Contract or arrangement to which any of the Acquired Entities is a party that will, individually or collectively, result in the payment of any amount that would not be deductible by reason of Section 280G (as determined without regard to Section 280G(b)(4)), 162 or 404 of the Code. No Acquired Entity is a party to any Contract or has granted any compensation, equity or award that constitutes deferred compensation that would result in an additional Tax imposed by Section 409A(a)(1)(B)(i) of the Code.

(h) There are no Actions pending or instituted against the Employee Benefit Plans other than routine claims for benefits and, to the Knowledge of the Company, since the Applicable Date, no such Action has been Threatened.

(i) No UK Acquired Entity has entered into any scheme, agreement, arrangement, obligation or commitment (whether funded or unfunded and whether legally binding or otherwise) under which such UK Acquired Entity is required to make payment of a contribution towards or other provision of relevant benefits (as “relevant benefits” is defined immediately prior to April 6, 2006 in section 612 of the Taxes Act) (including on an ex gratia basis) for the benefit of a current or former employee, officer or director of any UK Employee or a UK Employees’ dependents, and since the Applicable Date, no undertaking or assurance (whether legally binding, written or oral) has been given by any UK Acquired Entity to any Person as to the continuance or introduction of any scheme or arrangements, or increase, augmentation or improvement of any relevant benefits.

(j) Other than under the UK Pension Arrangements, no UK Acquired Entity contributes or is a party to or participates in any scheme, agreement, arrangement, obligation or commitment for the payment of any pension or other relevant benefits (as “relevant benefits” is defined immediately prior to 6th April 2006 in section 612 of the Taxes Act) to any current or former employees, officers or directors or to the UK Employees or any of their dependants.

(k) Each Acquired Entity has complied with its obligations in relation to stakeholder pension schemes as required by the Welfare Reform and Pensions Act 1999 and the Stakeholder Pension Schemes Regulations 2000 and any other related legislation.

(l) Every UK Employee who has at any time had the right to join a UK Pension Arrangement has been properly advised of that right and allowed to join a UK Pension Arrangement when so entitled.

(m) A list of all current members of the UK Pension Arrangements including employer and member contributions payable has been set forth in Schedule 3.17(m).

(n) All contributions and other amounts payable to or in respect of the UK Pension Arrangements which have fallen due for payment have been paid and no fee, charge or expense relating to or connected with the UK Pension Arrangements has been incurred but not paid.

(o) To the Knowledge of the Company, the UK Pension Arrangements are and have at all material times been registered pension schemes within the meaning of Part 4 of the Finance Act 2004.

(p) All benefits payable under the UK Pension Arrangements are money purchase benefits within the meaning of section 181 of the Pension Schemes Act 1993 and no UK Acquired Entity nor any person with which any UK Acquired Entity is connected or of which any UK Acquired Entity is an associate (as “connected” and “associate” are defined under sections 249 and 435 of the Insolvency Act 1986) participates or has participated in any scheme, agreement or arrangement in the UK which provides benefits other than money purchase benefits (within the meaning of section 181 of the Pension Schemes Act 1993).

(q) No UK Acquired Entity has any obligation to provide an early retirement or any other benefit to any current or former employee, officer or director or any UK Employee or any of their dependants as a result of the operation of the Transfer of Undertakings (Protection of Employment Regulations 1981 and/or the Transfer of Undertakings (Protection of Employment) Regulations 2006).

(r) No UK Acquired Entity is engaged or involved in any Actions in connection with the UK Pension Arrangements and, to the Knowledge of the Company, no such Action is pending or threatened and there are no facts likely to give risk to any such Action.

3.18 Environmental. Except as set forth on Schedule 3.18:

(a) Each Acquired Entity has operated its business in compliance in all material respects with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, and obligations of Environmental Laws.

(b) The Company does not have any Environmental Liabilities. There are no actions relating to Environmental Liabilities pending nor, to the Knowledge of the Company, Threatened against any Acquired Entity relating to the operation of its business.

(c) All material permits required under applicable Environmental Laws for the operation of the business of the Acquired Entities have been obtained and are in full force and effect and no Acquired Entity is aware of any basis for revocation or suspension of, or material change in, any such environmental permits.

(d) Except as in compliance with Environmental Laws, there has been no disposal or material Release by or at the direction of any Acquired Entity of any Hazardous Materials.

(e) No Acquired Entity has received any notice of violations, non-compliance, potential responsibility or similar notifications relating to Environmental Liabilities currently pending or, to the Knowledge of the Company, Threatened, relating or pertaining to the business thereof, or any properties owned or operated by the Acquired Entities.

(f) There are no Environmental Liabilities pending nor, to the Knowledge of the Company, Threatened against any Person whose Environmental Liability any Acquired Entity has or may have assumed contractually or, to the Company’s Knowledge, by operation of Law.

3.19 Permits. Each Acquired Entity possesses all Permits that are required for the ownership of the Acquired Entities’ properties and the operation of their businesses as currently conducted, and all such Permits are in full force and effect. Schedule 3.19 sets forth a complete and accurate list of all such Permits. The Acquired Entities are in compliance in all material respects with all such Permits each of which is in full force and effect. Except as set forth on Schedule 3.19, no Consent from any Governmental Authority is necessary for the continued validity of any Permit after the consummation of the Transactions and no such Permit will be impaired or affected by the Transaction.

3.20 Bank Accounts; Officers and Directors. Schedule 3.20 lists (a) the account numbers and names of each bank, broker, or other depository institution at which any of the Acquired Entities maintains a depository account and each Person authorized as a signatory with respect thereto and (b) each officer and director of each Acquired Entity.

3.21 Affiliate Transactions. Except as set forth on Schedule 3.21 or with respect to holdings of a less than 5% interest in a publicly traded company, and except for compensation to regular employees of an Acquired Entity made in the Ordinary Course of Business, no current officer, director, stockholder or Affiliate of any of the Acquired Entities or such Affiliates’ directors, officers or stockholders (i) is now a party to any agreement, contract, commitment or transaction with any of the Acquired Entities (other than at-will employment arrangements) or has any interest in any property used by any of the Acquired Entities, (ii) is now the direct or indirect owner of an interest in any Person that is a competitor, lessor, lessee, supplier or customer of any Acquired Entity or (iii) receives income from any source which should properly accrue to an Acquired Entity.

3.22 Customers and Suppliers.

(a) Schedule 3.22(a) lists the Acquired Entities’ (a) ten (10) largest customers in terms of sales during the twelve (12) month period ended as of June 30, 2008 (“Top Customers”) and the total amount for which each Top Customer was invoiced by the Acquired Entities during such period, and (b) ten (10) largest suppliers during the twelve (12) month period ended as of June 30, 2008 (“Top Suppliers”) and the total amount for which each Top Supplier invoiced the Acquired Entities during such period, in each case on a consolidated basis.

(b) To the Knowledge of the Company, there does not exist any fact, condition or event (i) which would cause any Acquired Entity’s relationship with any Top Customer or Top Supplier to be materially and adversely different than the current relationship with such Top Customer or Top Supplier or on materially different terms, or (ii) which would materially and adversely effect any Top Customer’s ability to purchase products or services from the Acquired Entities or Top Supplier’s ability to supply products or services to the Acquired Entities. Except as set forth on Schedule 3.22(b), the Acquired Entities do not obtain any raw materials, products, supplies or services from any supplier which cannot be readily replaced from another source.

(c) The Company has not received written notice of, nor does the Company have Knowledge of, termination or an intention to terminate the relationship with the Acquired Entities or materially decrease the rate or purchasing or supplying any products or services by a Top Customer or a Top Supplier (whether as a result of the consummation of the Transactions or otherwise).

3.23 Product Recalls. Except as set forth on Schedule 3.23, since the date which is three years prior to the date hereof, there have been no claims asserted or, to the Knowledge of the Company, Threatened, with respect to any product recall or product liability related to any product manufactured by any Acquired Entity.

3.24 Product Warranty and Liability. Except to the extent reserved against on the Interim Financial Statements, no Acquired Entity is or will be responsible for any expressed or implied warranties or indemnities or have any Liability for replacement or damage in connection with the sale or distribution of any products or services sold by the Acquired Entities prior to the Closing Date. Except to the extent reserved against on the Interim Financial Statements, the Acquired Entities are not and will not be responsible for any Liabilities, arising from or alleged to arise from any actual or alleged injury to persons or property with respect to products or services sold or distributed by the Acquired Entities prior to the Closing Date not fully covered by insurance (other than any deductibles relating thereto). Schedule 3.24 sets forth the Acquired Entities standard terms and conditions of sale (including all warranty and indemnity provisions).

3.25 Brokers’ Fees. Except for payment to Harris Williams & Co. with respect to the consummation of the Transactions for which Buyer and Acquired Entities will not be liable, no Acquired Entity has any obligation to pay any fee, commission, or other compensation to any broker, finder, or agent retained by any Acquired Entity with respect to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE BUYER AND ACQUISITION SUB

The Buyer and Acquisition Sub, jointly and severally, represent and warrant to the Acquired Entities that the statements contained in this ARTICLE IV are correct and complete as of the date of this Agreement and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ARTICLE IV, except to the extent such representations and warranties speak as of an earlier date).

4.1 Entity Status. Each of the Buyer and Acquisition Sub is an entity duly created, formed, or organized, validly existing, and in good standing under the Laws of the jurisdiction of its creation, formation, or organization, as the case may be. Each of the Buyer and Acquisition Sub is duly qualified to conduct its business as a foreign entity and is in good standing under the Laws of each jurisdiction where such qualification is required (except for any jurisdiction where the failure to be so qualified would not, individually or in the aggregate, result in a material adverse effect on the ability of the Buyer or Acquisition Sub to complete the Transactions). Each of the Buyer and Acquisition Sub has the requisite power and authority necessary to own, lease, or operate its properties and assets and to carry on its business as presently conducted.

4.2 Power and Authority; Enforceability. Each of the Buyer and Acquisition Sub has the relevant entity power and authority to execute and deliver this Agreement and to perform and consummate the Transactions. Each of the Buyer and Acquisition Sub has taken all actions necessary to authorize its execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation by it of the Transactions. This Agreement has been duly authorized, executed, and delivered by, and (assuming the due authorization, execution and delivery hereof by the other Parties hereto) is Enforceable against, each of the Buyer and Acquisition Sub.

4.3 No Violation. Except as contemplated pursuant to Section 5.3 hereof, the execution and delivery by the Buyer and Acquisition Sub of this Agreement and the performance and consummation of the Transactions by Buyer and Acquisition Sub will not (i) Breach in any material respect any Contract to which the Buyer and/or Acquisition Sub is a Party or any Permit, Law, or Order to which the Buyer and/or Acquisition Sub or any of their respective assets are subject or bound, (ii) Breach in any material respect any provision of the Organizational Documents of the Buyer or Acquisition Sub, or (iii) require any Consent.

4.4 Financing. The Buyer and Acquisition Sub have sufficient currently-available cash on hand or committed financing, and will have at the Effective Time sufficient currently available cash on hand or committed financing, to consummate the Transactions and satisfy all of their payment obligations under this Agreement, including, without limitation, payment of the Closing Consideration, the Escrow Amount and the Funded Indebtedness and to provide for the working capital needs of the Surviving Corporation following the Merger.

4.5 Brokers’ Fees. None of the Buyer, Acquisition Sub or any of their respective officers, directors, stockholders or employees (or any Affiliate of any of the foregoing) has any obligation to pay any fee, commission, or other compensation to any broker, finder, or agent retained by such Person with respect to the Transactions that is a liability of the Acquired Entities prior to the Closing or any Stockholder.

4.6 Litigation. There is no Action pending or, to the knowledge of Buyer or Acquisition Sub, Threatened against Buyer or Acquisition Sub, which questions the legality or propriety of the Transactions, this Agreement or the documents, instruments, and agreements to be executed, delivered, and performed in connection herewith.

4.7 Solvency. Assuming each of the representations and warranties of the Company contained herein are true and correct and the Company complies with its covenants and other obligations set forth in this Agreement, the Surviving Corporation will be Solvent immediately following the Effective Time.

ARTICLE V

PRE CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the earlier to occur of the Closing or Termination Date:

5.1 General. Each Party agrees to take, or cause to be taken, all commercially reasonable actions and to do, or cause to be done, all things reasonably necessary or appropriate to consummate, make effective, and comply with all of the terms of this Agreement and the Transactions.

5.2 Notices and Consents. Without limitation of the provisions of Section 5.3, as promptly as practicable following the date hereof, each Party will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any Consents of Governmental Authorities, if any, necessary or reasonably deemed advisable in connection with the consummation of the Transactions, and will use such Party’s commercially reasonable efforts to agree jointly on a method to overcome any objections by any Governmental Authority to the Transactions. Subject to any Law, the Parties shall cooperate with each other in exchanging information and assistance in connection with obtaining any Consents of third parties and Governmental Authorities. As promptly as practicable after the date hereof, the Company shall, and shall cause each Acquired Entity to, solicit or make the Consents set forth on Schedule 5.2. At the expense of the Company, the Acquired Entities shall use commercially reasonable efforts, and the Buyer will cooperate in all reasonable respects with the Company, to obtain prior to the Closing all such Consents.

5.3 Antitrust Notification; Competition. To the extent that, after the date hereof and prior to the Closing, the Buyer, on the one hand, and the Stockholders’ Representative and the Company, on the other hand, determine they or any Acquired Entity are required to obtain clearance under the competition laws of the United Kingdom, or make any other similar filing, notification or submission or obtain any similar clearance as may be required by applicable Law in any other applicable jurisdiction as a condition precedent to the consummation of the transactions contemplated hereby, the Buyer, the Stockholders’ Representative and the Company shall make commercially reasonable efforts to file all forms, notifications or other submissions required by the competition laws of the United Kingdom, and any other forms, notifications or submissions as may be required by applicable Law in any other applicable jurisdiction, in each case required with respect to the transactions contemplated hereby. After any such filings, including the HSR Filing, the Buyer, the Stockholders’ Representative and the Company shall use commercially reasonable efforts to file or otherwise provide any supplemental information which may be required in connection therewith pursuant to applicable Law. Any such filing, notification or other submission and any supplemental information will be in substantial compliance with the requirements of applicable Law. Each of the Buyer, on the one hand, and the Stockholders’ Representative and the Company, on the other hand, shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing, notice or submission which is necessary under the HSR Act, the competition laws of the United Kingdom or other applicable Law. The Buyer, on the one hand, and the Stockholders’ Representative and the Company, on the other hand, shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, any Governmental Authority with respect to such filings or submissions and shall comply promptly with any inquiry or request. Each of the Buyer, the Stockholders’ Representative and the Company will use its commercially reasonable efforts to obtain as promptly as possible any clearance required under the HSR Act, the competition laws of the United Kingdom or other applicable Law for the Transactions. The Buyer shall pay all fees to Governmental Authorities incurred in connection with any filing, submission or notice contemplated by this Section 5.3.

5.4 Preservation and Operation of Business. Between the date of this Agreement and the Closing Date, the Company and the Stockholders’ Representative shall and shall cause the business of the Acquired Entities to be conducted only in, and the Acquired Entities shall not take any action except in, the Ordinary Course of Business or as specifically permitted or required by this Agreement. The Acquired Entities shall use commercially reasonable efforts to preserve intact their business organization and to preserve their present relationships with customers, suppliers and other Persons with which they have significant business relations and use commercially reasonable efforts to keep available the services of their current officers, employees and consultants. Notwithstanding the foregoing, except as contemplated by this Agreement or as set forth on Schedule 5.4, the Company shall not, and shall not permit any other Acquired Entity to, between the date of this Agreement and the Closing Date, directly or indirectly, do or propose or agree to do any of the following without the prior written consent of the Buyer:

(a) amend or otherwise change any Organizational Documents;

(b) issue, sell, pledge, dispose of, encumber, or, authorize the issuance, sale, pledge, disposition, grant or encumbrance of any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest;

(c) sell, pledge, dispose of, encumber or authorize the sale, pledge, disposition or encumbrance of any of its assets, tangible or intangible, except sales of inventory in the Ordinary Course of Business;

(d) declare, set aside, make or pay any dividend or other distribution other than cash dividends or distributions made prior to the Closing Date out of funds legally available therefore in accordance with applicable Law and Organizational Documents;

(e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any capital stock;

(f) acquire (including, without limitation, for cash or shares of stock, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of stock or securities, contributions of capital or property transfer, or, except in the Ordinary Course of Business, purchase any property or assets of any other Person;

(g) incur any indebtedness for borrowed money (other than Funded Indebtedness under the Company’s existing revolving line of credit in the Ordinary Course of Business) or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances;

(h) enter into, amend or terminate any Material Contract other than in the Ordinary Course of Business;

(i) increase the compensation payable or to become payable to its officers or employees (in the case of employees other than officers or other management level employees, other than raises in compensation in the Ordinary Course of Business), or grant any severance or termination pay to, or enter into any employment or severance agreement with, any of its directors, officers or other employees, or establish, adopt, enter into or amend or take any action to accelerate any rights or benefits under any collective bargaining, bonus, profit sharing, trust, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees or grant or pay any bonuses to any Stockholders or their Affiliates, other than cash bonuses to the Stockholders paid prior to Closing and reflected in the calculation of the Closing Payment;

(j) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the Ordinary Course of Business;

(k) enter into any lease of real property;

(l) modify, amend, terminate or permit the lapse of any lease of, or reciprocal easement agreement, operating agreement or other material agreement relating to real property;

(m) make or incur any unbudgeted capital expenditure in excess of $50,000 or delay any budgeted capital expenditure in excess of $50,000;

(n) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

(o) enter into any transaction with the Stockholders or their Affiliates, except transactions in the Ordinary Course of Business;

(p) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable);

(q) make any Tax election inconsistent with past practice, revoke any Tax election, agree to an extension of the statute of limitations, or settle or compromise any material federal, state, local or foreign Tax liability, except to the extent the amount of any such settlement has been reserved for in the Financial Statements or which does not adversely effect Buyer or any Acquired Entity; or

(r) agree, in writing or otherwise, to take or authorize any of the foregoing actions or any action which would make any representation or warranty in ARTICLE III untrue or incorrect.

5.5 Full Access. Upon reasonable advance notice received from the Buyer, the appropriate Acquired Entity shall permit the Buyer and its authorized representatives reasonable access, at such times and in a manner so as not to interfere with the normal business operations of such Acquired Entity, to the premises, properties, Contracts, personnel, books and records, customers and suppliers, and other data related to such Acquired Entity (including for the purposes of performing any environmental assessments or investigations and audits of compliance with Law) and will furnish or make available to the Buyer copies of all financial, operating, Tax returns and other relevant data and information regarding such Acquired Entity as the Buyer may reasonably request; provided, however, that Buyer and its authorized representatives shall use their commercially reasonable efforts to make calls to the customers and suppliers of the Acquired Entities within the 3-Business Day period following the date hereof. Until the Closing Date, the Company will also deliver to Buyer within thirty (30) days after the end of each month a copy of the interim, monthly financial reporting package for such month prepared in a manner and containing information consistent with the Company’s current practice for preparing the Interim Financial Statements. No information provided to or obtained by Buyer shall affect any representation or warranty in this Agreement.

5.6 Confidentiality; Publicity.

(a) Until such time as an initial, mutually agreed upon press release or other similar announcement has been made regarding the Transactions, the Parties will, and will cause each of their Affiliates to, maintain this Agreement confidential and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior written consent of the other Parties, which consent shall not be unreasonably withheld; provided, however, that a Party may, without the prior written consent of the other Parties, issue or cause publication of any such press release or public announcement to the extent that such Party is required to do so by Law or by the rules of any applicable self-regulatory organization, in which event such Party will use its commercially reasonable efforts to allow the other Parties reasonable time to comment on such press release or public announcement in advance of its issuance.

5.7 Update to Schedules. From time to time on or before the Closing Date, the Company shall deliver written notice to the Buyer (an “Update Notice”) to reflect any change, fact, circumstance, occurrence or event (collectively, “Change”): (a) that may constitute a breach of any covenant or agreement of the Company or the Stockholders’ Representative or may constitute a breach of any representation or warranty of the Company or the Stockholders’ Representative if such representation or warranty were made on the date of the occurrence or discovery of such Change or the Closing Date; or (b) in the case of any representations or warranties made to the Knowledge of the Company, which occurred prior to the date hereof but of which the Company first acquires Knowledge after the date hereof, in each case, together with any additions, supplements, or modifications necessary to make the information set forth in the Schedules true, accurate, and complete in all respects as soon as practicable after such information is available to the Company. At any time following receipt by the Buyer of any Update Notice setting forth any Change that constitutes a Material Adverse Effect, the Buyer may, in its sole discretion and without Liability to the Stockholders or any Acquired Entity, terminate this Agreement by giving written notice of such termination to the Company. If any Update Notice sets forth any change that does not constitute a Material Adverse Effect, upon disclosure thereof the Buyer shall be deemed to have waived its right to terminate this Agreement pursuant to Section 8.1(c) or prevent consummation of the Transactions pursuant to Section 7.1(a) with respect to such Changes set forth in the applicable Update Notice unless any such Change later becomes a Material Adverse Effect. In the event that (i) a Change occurs that does not constitute a Material Adverse Effect, or (ii) a Change occurs that constitutes a Material Adverse Effect but for which the Buyer does not elect to terminate this Agreement pursuant to this Section 5.7, the Buyer shall use its commercially reasonable efforts to deliver to the Stockholders’ Representative prior to the Closing a notice setting forth if it then intends to make a claim for indemnification pursuant to ARTICLE IX (“Claim Intent Notice”), it being understood, acknowledged and agreed that neither (A) the Update Notice nor (B) any disclosure after the date hereof of the inaccuracy of any representation or warranty made in this Agreement or delivery of an updated Schedule nor (C) the Buyer’s failure to deliver any such Claim Intent Notice or Buyer’s notice in any Claim Intent Notice that it does not intend to make a claim for indemnification shall operate to relieve the Stockholders of their obligations set forth in ARTICLE IX with respect to such inaccuracy nor prohibit the Buyer from seeking a claim for indemnification or give the Stockholders any right with respect to Buyer’s failure to provide any such Claim Intent Notice. Solely for purposes of determining Liability and Damages for breach of representations or warranties either at signing or at Closing, if any, such determination shall be made without reference to any supplements and with reference only to the Schedules as they stand on the date of this Agreement. For the avoidance of doubt, the applicable limitations set forth in ARTICLE IX shall apply to any claim for indemnification after the Closing with respect to a Change for which an Update Notice has been delivered pursuant to this Section 5.7.

5.8 Liability Insurance; Director and Officer Indemnification. Prior to the Closing, the Company shall convert and fully pay for the Company’s existing directors’ and officers’ liability insurance coverage for the Acquired Entities’ directors and officers to a run-off policy which shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to the insured persons than, the directors’ and officers’ liability insurance coverage presently maintained by the Company (the “Run-Off Policy”). From and after the Closing Date until the sixth anniversary thereof, the Buyer and the Company shall not, and shall cause the Acquired Entities not to, without the written consent of the Stockholders’ Representative, take any action to (i) cancel, amend or shorten the term of the Run-Off Policy or (ii) amend or terminate the indemnification provisions of any Acquired Entity’s Organization Documents as in effect immediately prior to the Closing in any manner that would be reasonably expected to be adverse to any former officer or director of the Acquired Entities.

5.9 Exclusivity. Each of the Company and the Stockholders’ Representative agrees that they will not, and will cause each of their respective Affiliates, and their and their Affiliates’ directors, officers, managers, members, employees, agents, consultants, lenders, financing sources, advisors or other representatives, including legal counsel, accountants and financial advisors, not to, directly or indirectly (a) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than Buyer and its Affiliates and representatives) relating to any transaction involving (i) the sale of any stock or other ownership interest or any assets (other than the sale of inventory in the Ordinary Course of Business) or debt of any Acquired Entity, (ii) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving any Acquired Entity or (iii) any similar transaction or business combination involving any Acquired Entity (in each case, an “Acquisition Proposal”), or (b) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal. Each of the Company and the Stockholders’ Representative shall immediately cease, and cause to be terminated, any and all contacts, discussions and negotiations with third parties regarding any of the foregoing, and the Company, the Seller Parties and the Stockholders’ Representative will notify Buyer immediately if any Person makes any proposal, offer, inquiry or contact related to an Acquisition Proposal and provide Buyer with the name of the party making such offer, inquiry or contact.

5.10 Code Section 280G Matters. Prior to the Effective Time, the Company shall submit to a stockholder vote (along with adequate disclosure satisfying the requirement of Code Section 280G(b)(5)(B)(ii) and any regulations promulgated thereunder) the right of any “disqualified individual” with respect to the Company (within the meaning of Code Section 280G(c)) to receive or retain certain payments that would constitute “parachute payments” (within the meaning of Code Section 280G(b)(2)(A)(i)) and which, when added to the aggregate value of all other “parachute payments” to which the “disqualified individual” is or may become entitled to receive as a result of the Merger or an event that is closely associated therewith, would cause a portion of any other payment to constitute an “excess parachute payments”. With respect to each “parachute payment” submitted for shareholder approval, the individual to whom such payment would be made shall waive his or her right to receive or to retain such payment in a manner that satisfies the shareholder approval requirements of Code Section 280G(b)(5) and any regulations promulgated thereunder to the extent necessary to cause any such payment to not constitute an “excess parachute payment” within the meaning of Code Section 280G(b)(1). The waiver of such rights shall be contained in a separate waiver agreement between the individual and the Company or shall be made a part of the terms of the agreement giving rise to the individual’s right thereto prior to soliciting the vote described in the immediately preceding sentence such that the vote shall, if successful, establish each “disqualified individual’s” right to receive or retain the payment. The Company shall provide or cause to be provided to Buyer, a draft of all stockholder vote related documents, including, but not limited to, any disclosure statements, “disqualified individual” waiver agreements, and/or other agreements establishing the individual’s waiver of the right to receive or retain such payments. The Company shall incorporate any reasonable comments that are made by Buyer.

5.11 Financing. Buyer agrees to use its commercially reasonable efforts to obtain sufficient funds to enable Buyer to consummate the Transactions. In furtherance of such efforts, Buyer shall submit to its lenders under its existing credit facilities a notice of borrowing no later than 1:00 p.m. New York time on the date hereof, which notice shall request Buyer’s estimate of sufficient funds, which, together with Buyer’s other available funds, would enable Buyer to consummate the Transactions. Upon submission of such notice, Buyer also shall provide a copy thereof to the Company.

ARTICLE VI

POST CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

6.1 General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each Party will take such further action (including the execution and delivery of such further instruments, notices, and documents) not inconsistent with this Agreement as any other Party reasonably may request, all at the requesting Party’s sole cost and expense (unless the requesting Party is entitled to indemnification therefor under ARTICLE IX); provided, that the requesting Party shall not be responsible for any of such costs or expenses incurred by any other Party that are not out-of-pocket costs or expenses paid or payable to a third party. The Company acknowledges and agrees that after the Closing Buyer will be entitled to possession of all documents, books, records, agreements, and financial data of any sort relating to the Acquired Entities.

6.2 Litigation Support. So long as any Party actively is contesting or defending against any Action in connection with (a) the Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction attributable to the period prior to the Closing Date involving any Acquired Entity, each other Party will cooperate with such Party and such Party’s counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under ARTICLE IX); provided, that the defending Party shall not be responsible for any of such costs or expenses incurred by any other Party that are not out-of-pocket costs or expenses paid or payable to a third party.

6.3 Non-Solicitation. The Stockholders’ Representative hereby agrees that, during the period beginning on, and ending three (3) years after, the Closing Date, the Stockholders’ Representative will not:

(a) employ any Person who is an employee of, consultant to or agent of any of the Acquired Entities as of the Closing Date (other than Persons terminated without cause by any Acquired Entity) or induce or attempt to induce or encourage others to induce or attempt to induce any such Person to (i) terminate such Person’s employment with such employer (in the case of an employee) or cease providing its services to such Acquired Entity (in the case of a consultant or sales or other commercial representative), provided, that nothing herein shall prevent (x) general solicitations through advertising or similar means which are not specifically directed at employees of, consultants to or agents of any of the Acquired Entities or (y) solicitations through any means of any employee, consultant or agent of any of the Acquired Entities whose relationship with such Acquired Entity is terminated by such Acquired Entity, but in each case, will prohibit the hiring of any such Person’s responding to such solicitations (other than Persons terminated without cause by any Acquired Entity); or (ii) engage in any of the activities hereby prohibited with respect to the Stockholders’ Representative pursuant to Section 6.3(b); or

(b) divert, solicit or attempt to divert or solicit, or assist or encourage any Person in diverting, soliciting or attempting to divert any customer or supplier prior to the Closing Date of any Acquired Entity to or for any competitor or supplier of any Acquired Entity in connection with or with respect to the provision of any products or services competitive with those products and services provided by any Acquired Entity.

6.4 Certain Prior Agreements. Following the Closing, the Buyer shall cause the Acquired Entities not to terminate, modify or otherwise waive any rights that any Acquired Entity may have with respect to indemnification under the Predecessor Agreements, in each case, without the prior consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld.

6.5 WARN Act. Following the Closing, the Buyer shall not, and shall cause the Acquired Entities not to, take any action, or fail to take any action, where such act or failure to act would give rise to any Liability of the Stockholders under the WARN Act.

6.6 Cortec Group Fund III, L.P. For four years from the date hereof, Stockholders’ Representative shall not dissolve, wind up its affairs or take action that would make it insolvent or otherwise unable to satisfy its obligations hereunder. If at any time until the date which is 24 months from the Closing Date, the liquidation value of the assets of Stockholders’ Representative (after taking into account all liabilities thereof) is or is reasonably expected to be less than $7,500,000, then the Stockholders’ Representative shall promptly send notice thereof to the Buyer (the “Fund Notice”). After receipt of the Fund Notice, the Buyer may establish an escrow fund with the Escrow Agent, the Stockholders’ Representative shall fund such escrow fund with $7,500,000 of immediately available funds within two Business Days of the establishment thereof and the Buyer and Stockholders’ Representative shall promptly enter into an escrow agreement with such Escrow Agent, which shall be substantially in the form of the Escrow Agreement, provided that (i) the escrow amount thereof shall be $7,500,000, (ii) its purpose shall be solely with respect to those matters for which the Buyer, after the date which is 12 months from the Closing, is entitled to indemnification pursuant to ARTICLES IX and X hereof, and (iii) the period to make claims thereunder shall terminate on the date which is twenty-four (24) months from the Closing Date (provided that amounts necessary to settle the maximum amount of claims made prior to such termination date but not resolved prior to such date shall be retained until such claims are finally resolved).

ARTICLE VII

CLOSING CONDITIONS

7.1 Conditions Precedent to Obligation of the Buyer. The Buyer’s obligation to consummate the Transactions and take any other action required to be taken by the Buyer at the Closing and thereafter is subject to the satisfaction, at or prior to the Closing, of each condition precedent listed below (any of which may be waived by the Buyer in whole or in part).

(a) Accuracy of Representations and Warranties. The representations and warranties of the Company set forth in ARTICLE III shall have been accurate and complete in all material respects (except with respect to any representation or warranty qualified by the word “material” or words of similar import, in which case such representations and warranties must have been accurate and complete) as of the date of this Agreement, and must be accurate and complete in all material respects (except with respect to any representation or warranty qualified by the word “material” or words of similar import, in which case such representations and warranties must have been accurate and complete) as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date).

(b) Compliance with Obligations. The Stockholders’ Representative and the Company must have performed and complied with all of their respective covenants and obligations required by this Agreement to be performed or complied with at or prior to the Closing in all material respects.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(d) Consents. Each of the Consents listed on Schedule 7.1(d) shall have been obtained and shall be in full force and effect.

(e) No Adverse Action. There shall be no Action pending against any Acquired Entity (other than by or at the direction of the Buyer or any of its Affiliates) by or before any Governmental Authority, arbitrator, or mediator which seeks to challenge, restrain, prohibit, invalidate, interfere with, or collect Damages in excess of $250,000 arising out of, the Transactions.

(f) Closing Deliveries. The Company and the Stockholders’ Representative shall have caused the documents and instruments described in Section 1.6(b) to be delivered to the Buyer at or prior to the Closing.

(g) Antitrust; Competition. All filings, notifications and submissions contemplated by Section 5.3 to be made by the Company shall have been timely completed, all Consents required in connection therewith shall have been obtained and any waiting period for the consummation of the Transactions prescribed by the HSR Act, the competition laws of the United Kingdom, or other applicable Law shall have expired or early termination thereof shall have been granted.

(h) Additional Deliveries.

(i) The Stockholders’ Representative shall have delivered to Buyer a certificate confirming that each of the conditions specified above in Section 7.1(a)-(e) is satisfied;

(ii) Each of the Noncompetition Agreements shall be in full force and effect as of the Closing Date;

(iii) Each of the Employment Agreements shall be in full force and effect as of the Closing Date;

(iv) The Stockholders Transaction Agreement shall be in full force and effect with respect to each party thereto;

(v) Each member of the board of directors or similar governing bodies and officers of the Acquired Entities, as directed by Buyer, shall have tendered their resignation;

(vi) Each holder of UK Merger Options shall have delivered to the Company an executed form of the Notice of Exercise attached as Exhibit B to the Stockholders Transaction Agreement, each of which shall be in full force and effect;

(vii) The Company shall have received such Stockholder vote necessary to comply with Code Section 280G(b) as described in Section 5.10 and necessary to cause the payments to employees as described in Section 5.10 to not constitute “excess parachute payments” within the meaning of Code Section 280G(b)(1);

(viii) The financing statement filed by NBT Bank, National Association against the assets of Cortland Holding Company shall have been terminated; and

(ix) Buyer shall have obtained a current Title Commitment from Ticor Title Insurance Company (or other title insurance company reasonably acceptable to Buyer) which will insure the Company’s title to the Michigan City, Indiana property in the same condition as that reflected in that certain existing Owner’s Policy of Title Insurance No. 820040418 dated July 28, 2004 (“Existing Title Policy”) and the Company shall have caused (A) all mortgages and monetary liens to be satisfied, (B) all real estate taxes for years prior to the year of Closing to have been paid in full or fully accrued and (C) any additional title exceptions other than as set forth in the Existing Title Policy to be removed.

(i) Financing. Buyer shall have obtained sufficient funds to enable Buyer to consummate the Transactions; provided, however, that this Section 7.1(i) shall terminate at 5:00 p.m. New York time on September 18, 2008 and shall thereafter be of no further force and effect.

7.2 Conditions Precedent to Obligation of the Company. The Company’s obligation to consummate the Transactions and take any other action required to be taken by the Company at the Closing and thereafter is subject to the satisfaction, at or prior to the Closing, of each condition precedent listed below (any of which may be waived by the Company in whole or in part).

(a) Accuracy of Representations and Warranties. The representations and warranties of the Buyer and Acquisition Sub set forth in ARTICLE IV shall have been accurate and complete in all material respects (except with respect to any representation or warranty qualified by the word “material” or words of similar import, in which case such representations and warranties must have been accurate and complete) as of the date of this Agreement, and must be accurate and complete in all material respects (except with respect to any representation or warranty qualified by the word “material” or words of similar import, in which case such representations and warranties must have been accurate and complete) as of the Closing Date, as if made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date).

(b) Compliance with Obligations. The Buyer and Acquisition Sub must have performed and complied with all of their respective covenants and obligations required by this Agreement to be performed or complied with at or prior to the Closing in all material respects.

(c) No Adverse Action. There shall be no Action pending against the Buyer or Acquisition Sub (other than by or at the direction of Stockholders, the Acquired Entities or any of their Affiliates) by or before any Governmental Authority, arbitrator, or mediator which seeks to challenge, restrain, prohibit, invalidate, or interfere with the Transactions.

(d) Closing Deliveries. The Buyer and Acquisition Sub shall have caused the documents and instruments described in Section 1.6(c) to be delivered to the Company at or prior to the Closing.

(e) Antitrust; Competition. All filings, notifications and submissions contemplated by Section 5.3 to have been made by the Buyer or Acquisition Sub shall have been timely completed, all Consents required in connection therewith shall have been obtained and any waiting period for the consummation of the Transactions prescribed by the HSR Act, the competition laws of the United Kingdom, or other applicable Law shall have expired or early termination thereof shall have been granted.

(f) Certificate. An officer of Buyer shall have delivered to the Company a certificate confirming that each of the conditions specified above in Section 7.2(a)-(c) is satisfied.

ARTICLE VIII

TERMINATION

8.1 Termination of Agreement. The Parties may terminate this Agreement as provided below:

(a) Mutual Consent. The Buyer and the Company may terminate this Agreement as to all Parties by mutual written consent at any time prior to the Closing.

(b) Expiration Date. Either the Buyer or the Company may terminate this Agreement upon delivery of written notice if the Closing has not occurred by the Expiration Date; provided, that the Party electing to terminate this Agreement shall not bear significant responsibility for, or otherwise have materially contributed to, the failure to satisfy any of such Party’s conditions precedent set forth in ARTICLE VII, regardless of whether any other conditions precedent have yet to be satisfied by performance of another Party; and provided further, that if the Consents required under the HSR Act, the competition laws of the United Kingdom or other applicable Law shall not have been granted prior to the Expiration Date due to an ongoing review of the HSR Filing (or similar foreign filing), then neither the Buyer nor the Company may terminate this Agreement pursuant to this Section 8.1(b) until the earlier of (i) such time as the Company and the Buyer have been notified by the applicable Governmental Authority that such Consents shall not be granted and (ii) January 1, 2009.

(c) By Buyer. The Buyer may terminate this Agreement by giving written notice to the Company at any time prior to the Closing in the event that (i) subject to the provisions of Section 5.7, the Company or the Stockholders’ Representative has Breached any representation, warranty, or covenant contained in this Agreement such that the conditions set forth in Section 7.1(a) or 7.1(b) shall not have been satisfied; provided, that, with respect to the Stockholders’ Representative’s or the Company’s failure to satisfy the condition set forth in Section 7.1(b), the Buyer may only terminate this Agreement prior to the Expiration Date if the performance or satisfaction by the Stockholders’ Representative or the Company, as applicable, of any covenant or obligation contemplated therein prior to the Expiration Date would be impossible or (ii) a Material Adverse Effect occurs or is occurring. In addition, Buyer may terminate this Agreement by giving written notice to the Company at any time prior to 5:00 p.m. New York time on September 18, 2008 if Buyer, prior to such time, has not obtained sufficient funds to enable Buyer to consummate the Transactions.

(d) By the Company. The Company may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing in the event that the Buyer has Breached any representation, warranty, or covenant contained in this Agreement such that the conditions set forth in Section 7.2(a) or 7.2(b) shall not have been satisfied; provided, that with respect to the Buyer’s or the Acquisition Sub’s failure to satisfy the condition set forth in Section 7.2(b), the Company may only terminate this Agreement prior to the Expiration Date if the performance or satisfaction by the Buyer or the Acquisition Sub, as applicable, of any covenant or obligation contemplated therein prior to the Expiration Date would be impossible.

8.2 Effect of Termination. If this Agreement is terminated by the Buyer or the Company pursuant to Section 8.1, all further rights and obligations of the Parties under this Agreement will terminate without any Liability of a Party to the other Party (except for any Liability of any Party then in Breach, in which case the rights of any non-Breaching Party to pursue all equitable and legal remedies of such Party in connection with such Breach will survive such termination unimpaired); provided, however, that the rights and obligations of the Parties under Section 5.6 (Confidentiality; Publicity), this Section 8.2 (Effect of Termination), ARTICLE XI (Miscellaneous) and any other provisions regarding the interpretation or enforcement of this Agreement will survive any such termination.

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations and Warranties.

(a) The representations and warranties (i) of the Company contained in Section 3.1 (Corporate Status), Section 3.3 (Capitalization; Subsidiaries) and Section 3.25 (Brokers’ Fees), and (ii) of the Buyer and Acquisition Sub contained in Section 4.1 (Entity Status), Section 4.2 (Power and Authority; Enforceability), Section 4.5 (Brokers’ Fees) and Section 4.7 (Solvency) shall survive indefinitely. Each representation and warranty of the Company contained in Section 3.8 (Tax Matters) and the representations and warranties of the Company contained in Section 3.17 (Employee Benefits) that could give rise to any Liability for Taxes shall survive the Closing and continue in full force and effect until the expiration of the applicable statute of limitations. Each representation and warranty of the Company contained in Section 3.18 (Environmental) and the representations and warranties of the Company contained in Section 3.17 (Employee Benefits) that could not give rise to any Liability for Taxes shall survive the Closing and will continue in full force and effect until the date which is two (2) years from the Closing Date. All other representations and warranties of the Company, the Buyer and Acquisition Sub contained in this Agreement will survive the Closing and will continue in full force and effect for twelve (12) months thereafter. If the Buyer or the Stockholders’ Representative, as the case may be, provides proper notice of a claim within the applicable time period set forth in this Section 9.1(a), then Liability for such claim or matter shall continue until such claim or matter is resolved.

(b) Each covenant of the Stockholders’ Representative, the Company or the Buyer set forth herein shall survive until such time as each such covenant has been fully performed and satisfied.

9.2 Indemnification Provisions for the Buyer’s Benefit.

(a) Subject to the provisions of this ARTICLE IX, the Stockholders, severally, not jointly, pro rata according to such Stockholder’s Proportionate Percentage (other than to the extent of the Escrow Fund for which amount the Buyer may make a claim as if the Stockholders are jointly liable) shall defend, indemnify, and hold the Buyer Indemnified Persons harmless from and will reimburse the Buyer Indemnified Persons for any and all Damages (including any Damages they may suffer or incur after the end of any applicable survival period, provided that an indemnification claim with respect to such Damages is made prior to the end of any applicable survival period), directly or indirectly, resulting from, relating to, arising out of, or attributable to any one of the following:

(i) any Breach of any representation or warranty made by the Company in this Agreement or in any certificate delivered in connection with this Agreement by the Company or the Stockholders’ Representative;

(ii) any Breach of any covenant or obligation of the Company or the Stockholders’ Representative in this Agreement; and

(iii) any Designated Pre-Closing Liabilities.

(b) Notwithstanding anything to the contrary herein, if the subject matter underlying any Damages that gave rise to a claim for indemnification pursuant to this ARTICLE IX by a Buyer Indemnified Person would give rise to a claim for indemnification by any Acquired Entity pursuant to any operative provision of the Predecessor Agreement (a “Predecessor Claim”), and the Stockholders have paid in full the amount of such claim to Buyer pursuant to this ARTICLE IX, then the Buyer shall subrogate its rights to proceed against the Predecessor Agreement to the Stockholders’ Representative with respect to the Predecessor Claim necessary to permit the Stockholders to proceed against the sellers under the Predecessor Agreement in the amount of any claim for such Damages.

9.3 Indemnification Provisions for Stockholders’ Benefit. The Buyer and the Company, jointly and severally, will defend, indemnify, and hold the Stockholder Indemnified Persons harmless from and will reimburse the Stockholder Indemnified Persons for any and all Damages (including any Damages they may suffer or incur after the end of any applicable survival period, provided that an indemnification claim with respect to such Damages is made prior to the end of any applicable survival period), directly or indirectly, resulting from, relating to, arising out of, or attributable to any of the following:

(a) any Breach of any representation or warranty made by the Buyer or Acquisition Sub in this Agreement or in any certificate delivered in connection with this Agreement by the Buyer; and

(b) any Breach of any covenant or obligation of the Buyer or Acquisition Sub in this Agreement.

9.4 Indemnification Claim Procedures.

(a) The party seeking indemnity (“Indemnitee”) will give prompt written notice to the party or parties providing indemnity (“Indemnitor”) of any matter for which it may make a claim for indemnification after the Closing, stating the nature, basis and (to the extent known) amount thereof; provided, however, that no delay on the part of Indemnitee in notifying any Indemnitor shall relieve Indemnitor from any Liability hereunder unless (and then solely to the extent) Indemnitor is prejudiced by such delay. Copies of any papers received in connection with any related Action shall be forwarded to Indemnitor together with the notice of the matter.

(b) In case of any Action by a third party or by any Governmental Authority, or any Action involving claims brought by such a third party or Governmental Authority with respect to which Indemnitor may have Liability under the indemnification provisions contained in this ARTICLE IX (a “Third-Party Claim”), then Indemnitor shall have the right to assume the defense thereof at its own expense and by its own counsel, which counsel shall be reasonably satisfactory to Indemnitee; provided, however, that Indemnitor shall not have the right to assume the defense of such Third-Party Claim if (i) the Third-Party Claim seeks only an injunction or other equitable relief, (ii) Indemnitee shall have been advised by counsel that there are one or more legal or equitable defenses available to Indemnitee that are different from or in addition to those available to Indemnitor and, in the reasonable opinion of Indemnitee, counsel for Indemnitor could not adequately represent Indemnitee’s interests because they conflict with those of Indemnitor, (iii) such Third-Party Claim involves, or could have a material effect on, any material matter beyond the scope of the indemnification obligation of Indemnitor or (iv) Indemnitor shall not have assumed the defense of such Third-Party Claim in a timely fashion. If Indemnitor shall assume the defense of a Third-Party Claim (under circumstances in which the proviso in the preceding sentence is not applicable), provided that Indemnitor does not fail to reasonably pursue a defense of such Third-Party Claim, Indemnitor shall not be responsible for any legal or other defense costs subsequently incurred by Indemnitee in connection with the defense thereof. If Indemnitor does not exercise its rights to assume the defense of a Third-Party Claim or is otherwise restricted from so assuming such defense, Indemnitor shall nevertheless be entitled to participate in such defense with its own counsel and at its own expense; and in any such case Indemnitee may assume the defense of the Third-Party Claim, with counsel that shall be reasonably satisfactory to Indemnitor, and shall act reasonably and in accordance with its good faith business judgment and shall not effect any settlement without the consent of Indemnitor, which consent shall not be unreasonably withheld or delayed. If Indemnitor exercises its right to assume the defense of a Third-Party Claim, it shall not effect any settlement without the consent of Indemnitee, which consent shall not be unreasonably withheld or delayed; provided, that such consent shall not be required where (i) the terms of such settlement do not include or require any finding or admission of any violation of Law or any violation of the rights of any Person and (ii) pursuant to the terms of such settlement the sole relief to be provided is monetary damages that are to be paid in full by Indemnitor. The Indemnitor will keep the Indemnitee apprised of all material developments, including settlement offers, with respect to the Third-Party Claim, permit the Indemnitee, at its sole cost and expense, to participate in the defense of the Third-Party Claim and promptly provide the Indemnitee with all notices, filings, communications and documents produced, sent or received and all other relevant records relating to such matters.

9.5 Limitations on Indemnification Liability.

(a) Limitation for Stockholders. The Stockholders’ aggregate Liability for indemnification of the Buyer Indemnified Persons pursuant to Section 9.2(a)(i) shall not exceed an amount equal to Fifteen Million Dollars ($15,000,000) (the “Maximum Amount”); provided, however, that the Maximum Amount shall not apply with respect to (i) any Damages resulting from or relating to any Breach of the Special Representations, and (ii) any Action arising from fraud by the Acquired Entities or the Stockholders’ Representative. Notwithstanding the limitations set forth in the preceding sentence, in no event (other than fraud) shall the Stockholders’ aggregate Liability for indemnification pursuant to this Agreement exceed the Purchase Price.

(b) Threshold for Stockholders. The Stockholders will have no Liability for indemnification of the Buyer Indemnified Persons pursuant to Section 9.2(a)(i) unless and until the aggregate Damages claimed thereunder exceed an amount equal to Two Million Dollars ($2,000,000) (the “Threshold Amount”), and once the aggregate amount of such Damages under Section 9.2(a)(i) exceeds the Threshold Amount, the Buyer Indemnified Persons will be entitled to recover all such Damages to which they are entitled in excess of the Threshold Amount; provided, however, that the Threshold Amount shall not apply with respect to (i) any Damages resulting from or relating to any Breach of the Special Representations, and (ii) any Action arising from fraud by the Acquired Entities or the Stockholders’ Representative.

(c) Solely for purposes of determining whether there has been any misrepresentation or breach of a representation or warranty and for purposes of determining the amount of Damages resulting from any misrepresentation or breach of a representation or warranty (but not for purposes of determining the satisfaction of any condition set forth in ARTICLE VII), all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this ARTICLE IX the representations and warranties of the Parties contained in this Agreement shall be read as if such terms and phrases were not included in them; provided, however, that notwithstanding the foregoing, for purposes of determining whether any misrepresentation or breach has occurred of a representation or warranty contained in Sections 3.5, 3.8(c), 3.12, 3.22(b) or 3.22(c), such representations and warranties shall be deemed to have been given as drafted and to include, for purposes of this ARTICLE IX all qualifications as to “material”, “materiality”, “in all material respects”, or any similar term or phrase.

9.6 Exclusive Remedy. In the absence of fraud and without limitation to the provisions of Sections 9.2(b) and 11.5 and except for equitable relief, after the Closing, indemnification pursuant to this ARTICLE IX and ARTICLE X shall be the sole and exclusive remedy for the Parties with respect to all claims for monetary Damages arising under this Agreement of any kind or nature, including, without limitation, for any misrepresentation or Breach of any warranty, covenant, or other provision contained in this Agreement.

9.7 Special Damages. OTHER THAN WITH RESPECT TO THIRD-PARTY CLAIMS, EACH OF THE PARTIES TO THE FULLEST EXTENT PERMITTED BY LAW HEREBY

IRREVOCABLY WAIVES ANY RIGHTS THAT IT MAY HAVE TO PUNITIVE, SPECIAL, TREBLE, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES IN RESPECT OF ANY LITIGATION BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY RELATED AGREEMENT OR THE TRANSACTIONS OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS OF ANY OF THEM RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT OR THE TRANSACTIONS.

9.8 Reduction of Purchase Price. Any indemnification amounts payable by the Stockholders pursuant to this ARTICLE IX shall be treated for all Tax purposes to be an adjustment to the Purchase Price, unless a final determination by a Governmental Authority requires otherwise.

9.9 Payment. In pursuing the collection of any Damages arising under Section 9.2, other than relating to Taxes or Designated Pre-Closing Liabilities (for which the Buyer may, at its option, proceed against the Escrow Fund or directly to the Stockholders), the Buyer shall proceed first against the Escrow Fund for the amount of such Damages in accordance with the terms of the Escrow Agreement and, in the event that the Escrow Fund is insufficient to satisfy a claim for such Damages, then against the Stockholders subject to the provisions of this ARTICLE IX. Any indemnification pursuant to this ARTICLE IX shall be effected by wire transfer of immediately available funds to an account designated by the Stockholders’ Representative or the Buyer, as the case may be, within three (3) Business Days after the determination thereof, whether pursuant to a final judgment, settlement or agreement among the Parties. For purposes of this Agreement, “severally” means that each Stockholder will be responsible for his, her or its Proportionate Percentage of Damages after the entire amount of the Escrow Fund has been used to satisfy Damages, but to the extent of the Escrow Fund, the Buyer may pursue the collection of any Damages regardless of any individual Stockholder’s Proportionate Percentage.

9.10 Calculation of Indemnity Payments. The obligation of any Party to make payments in respect of indemnification pursuant to this ARTICLE IX or ARTICLE X shall be limited to the amount of any Damages that remain after deducting therefrom (and for purposes of determining if the Threshold Amount has been met (if applicable), the aggregate amount of all Damages claimed by the Buyer Indemnified Persons pursuant to Section 9.2(a)(i) shall be reduced by the amount of) (i) any Tax Benefit and (ii)(A) any insurance proceeds and any indemnity, contribution or other similar payment actually recovered by the Buyer Indemnified Persons from any third party with respect thereto and (B) any amounts previously paid by the Stockholders with respect thereto whether pursuant to Section 2.4, this ARTICLE IX, ARTICLE X or otherwise. To the extent that it is finally determined that a Buyer Indemnified Person is entitled to indemnification pursuant to this ARTICLE IX or ARTICLE X on a date which is more than 12 months from the Closing Date and the Stockholders’ Representative fails to fund its portion (as a Stockholder) of any such Damages within 10 days of such final determination, then the amount of such Damages for which the Stockholders’ Representative is required to indemnify such Buyer Indemnified Person shall accrue interest at a rate per annum equal to the lesser of the Prime Rate and the maximum rate permitted by applicable Law from the date of such final determination until the date such amount is paid in full to such Buyer Indemnified Person. Such interest shall be payable in immediately available funds upon payment of the amount paid in settlement or final adjudication of any such Damages.

ARTICLE X

TAX MATTERS

10.1 Tax Indemnification Provisions for Buyer’s Benefit.

(a) Each Stockholder, severally, not jointly, pro rata according to its Proportionate Percentage shall indemnify the Buyer Indemnified Persons and hold them harmless from and will reimburse the Buyer Indemnified Persons for all Taxes of the Acquired Entities ending on or before the Closing Date. For purposes of this definition the term Taxes shall include any interest and penalties with respect to such Taxes.

(b) Any obligation of any Stockholder to make payments in respect of indemnification pursuant to this ARTICLE X shall be limited to the amount of any Liability that remains after deducting therefrom any Tax Benefit actually realized.

10.2 Responsibility for Filing Tax Returns.

(a) Between the date of this Agreement and the Closing Date, the Company shall cause the Acquired Entities to prepare and file, or cause to be prepared and filed, on a timely basis, all Tax Returns that are required to be filed by each Acquired Entity prior to the Closing Date, all consistent with each such Acquired Entity’s past custom and practice (except to the extent otherwise required by Law), and shall timely pay all Taxes shown as due thereon.

(b) As promptly as practicable following the Closing Date, each Acquired Entity, under the direction of the Stockholders’ Representative, shall prepare or cause to be prepared (i) Tax Returns for any taxable periods of each such Acquired Entity ending prior to the Closing Date which have not been filed as of the Closing Date (“Unfiled Prior Year Returns”), (ii) Tax Returns for any taxable periods of each such Acquired Entity ending on the Closing Date (such period being a “Final Tax Year” and such returns being “Final Year Returns”; Unfiled Prior Year Returns and Final Year Returns being collectively the “Reviewable Returns”), all in accordance with each such Acquired Entity’s past custom and practice (except to the extent otherwise required by Law). The Stockholders’ Representative shall provide the Buyer with copies of all Reviewable Returns no later than thirty (30) days prior to their due date. Unless the Buyer, within fifteen (15) days after receipt of any Reviewable Return gives the Stockholders’ Representative a notice objecting to such Reviewable Return and specifying the basis for such objection and the amount in dispute, such Reviewable Return shall be considered accepted and binding upon the Buyer and the Stockholders’ Representative. If within such fifteen (15) day period, the Buyer gives the Stockholders’ Representative such a notice of objection, and any disagreement is not resolved by the Buyer and the Stockholders’ Representative within five (5) days thereafter, the dispute shall be resolved by negotiation or submission to the Arbitrating Accountants. Within three (3) Business Days after a Reviewable Return becomes final (either through resolution of any disputes and modification of the applicable Reviewable Return to reflect such resolution or at the expiration of the period for the Buyer Stockholders’ Representative to object if no objection is made), the Stockholders’ Representative shall pay to the Buyer any unpaid Tax Liability shown thereon.

(c) The Buyer and the Surviving Corporation shall prepare and file, or cause to be prepared and filed, on a timely basis, all Tax Returns for the Acquired Entities with respect to taxable periods of the Acquired Entities that begin before and end after the Closing Date (“Straddle Tax Periods” and all such Tax Returns, “Straddle Period Returns”). All such Straddle Period Returns shall be prepared on a basis consistent with each such Acquired Entity’s past custom and practice (except to the extent otherwise required by Law). The Buyer shall provide the Stockholders’ Representative with copies of all Straddle Period Returns no later than thirty (30) days prior to their due date, accompanied by a calculation (the “Stub Period Calculation”) of the Tax liability of the Acquired Entities attributable to the portion of the Straddle Tax Period (the “Stub Period”) ending on the Closing Date, determined in accordance with Section 10.3. Unless the Stockholders’ Representative, within fifteen (15) days after receipt of any Straddle Period Return or Stub Period Calculation, gives the Buyer a notice objecting to such Straddle Period Return or Stub Period Calculation and specifying the basis for such objection and the amount in dispute, the Straddle Period Return or Stub Period Calculation, as the case may be, shall be considered accepted and binding upon the Buyer and the Stockholders’ Representative. If within such fifteen (15) day period, the Stockholders’ Representative gives the Buyer such a notice of objection, and any disagreement is not resolved by the Buyer and the Stockholders’ Representative within five (5) days thereafter, the dispute shall be resolved by negotiation or submission to the Arbitrating Accountants. Within three (3) Business Days after a Straddle Period Return or Stub Period Calculation becomes final (either through resolution of any disputes and modification of the applicable Straddle Period Return or Stub Period Calculation to reflect such resolution or at the expiration of the period for the Stockholders’ Representative to object if no objection is made), the Stockholders’ Representative shall pay to the Buyer any unpaid Tax Liability for the Stub Period shown on the applicable Stub Period Calculation.

10.3 Allocation of Straddle Tax Period Allocations.

(a) In the case of a Straddle Tax Period, the amount of any Taxes based on or measured by income or receipts of the Acquired Entities for any taxable period ending on or before the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date.

(b) The amount of other Taxes of the Acquired Entities for a Straddle Tax Period that relates to any taxable period ending on or before the Closing Date shall be deemed to be the amount of such Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the total number of days in such Straddle Tax Period.

10.4 Elections, Amended Returns, Etc. Without the prior written consent of the Stockholders’ Representative (which consent may not be unreasonably withheld or delayed), or as otherwise required by Law, neither the Buyer nor any Acquired Entity shall, with respect to any Tax period ending on or before the Closing Date (i) make any election, (ii) change the tax treatment of any item on a Tax Return filed after the Closing Date as compared to the treatment of such item on a Tax Return filed by any Acquired Entity prior to the Closing Date or (iii) file any amended Tax Return or propose or agree to any adjustment of any item with the Internal Revenue Service or any other taxing authority, if in any such case such action would have the effect of increasing the indemnification obligations of any Stockholder.

10.5 Cooperation on Tax Matters. The Buyer, the Surviving Corporation, and the Stockholders’ Representative shall provide, and the Surviving Corporation shall cause the Acquired Entities to provide, each other with such assistance as may reasonably be requested by the others in connection with the preparation of any Tax Return, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to Liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material. The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance. The Buyer, the Surviving Corporation and the Stockholders’ Representative will retain, and the Surviving Corporation shall cause the Acquired Entities to retain, for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination.

10.6 Tax Contests.

(a) If any Governmental Authority issues to any of the Acquired Entities a written notice of its intent to audit or examine Tax Returns of any of the Acquired Entities for any taxable period ending on or prior to the Closing Date or any Straddle Period Returns, the Buyer or the Acquired Entities shall notify the Stockholders’ Representative of its receipt of such communication from the Governmental Authority within ten (10) Business Days after receiving such notice.

(b) The Stockholders’ Representative shall control any examination, investigation, audit or other proceeding in respect of any Tax Return or Taxes of any of the Acquired Entities for any taxable period ending on or prior to the Closing Date (a “Pre-Closing Tax Contest”), provided that (i) the Buyer shall have the right to participate in any Pre-Closing Tax Contest and (ii) the Stockholders’ Representative shall not settle or otherwise resolve any Pre-Closing Tax Contest (or any issue raised in such Pre-Closing Tax Contest) if such settlement or other resolution relates to Taxes for which Buyer and the Acquired Entities are liable under this Agreement or which would have an adverse effect on the Buyer or the Acquired Entities for taxable periods ending after the Closing Date without the consent of the Buyer or the Acquired Entities (which consent shall not be unreasonably withheld or delayed). The Buyer shall control any examination, investigation, audit or other proceeding in respect of any Straddle Period Returns or Taxes of any of the Acquired Entities for Straddle Tax Periods (a “Straddle Period Tax Contest”), provided that (i) the Stockholders’ Representative shall have the right to participate in any such Straddle Period Tax Contest, and (ii) the Buyer shall not settle or otherwise resolve any Straddle Period Tax Contest (or any issue raised in such Straddle Period Tax Contest) if such settlement or other resolution relates to Taxes for which the Stockholders’ Representative is liable under this Agreement without the consent of the Stockholders’ Representative (which consent shall not be unreasonably withheld or delayed).

(c) If there is an adjustment to any Tax Return for any of the Acquired Entities which creates a deficiency in any Taxes for which the Stockholders are liable under the provisions of Section 10.1 hereof, the Stockholders’ Representative shall pay, or cause to be paid, to Buyer the amount of such deficiency in Taxes. No liability of the Stockholders under this Section 10.6(c) shall be payable until the occurrence of any action by any Governmental Authority that is final or, if not final, is acquiesced in by the Stockholders during the course of the relevant Tax Contest. All payments required to be made by the Stockholders pursuant to this Section 10.6(c) shall be made within ten (10) Business Days of the occurrence of the event described in the immediately preceding sentence.

10.7 Refunds and Tax Attribute Items. All refunds, plus interest thereon paid by a Governmental Authority, of Taxes with respect to a Reviewable Return or Stub Period, other than refunds resulting from a carryback of a loss, deduction or credit from a taxable period beginning after the Closing Date that is not a Tax Attribute Item, shall be paid to the Stockholders’ Representative for the benefit of the Stockholders by the Surviving Corporation within ten (10) days following actual receipt by any Acquired Entity. To the extent that any Tax Attribute Item results in a reduction of Tax Liability on any Post-Closing Tax Return (including any quarterly estimated Tax Returns) Buyer shall pay to the Stockholders’ Representative any Tax Benefit that is realized within ten (10) days following actual realization thereof. Tax Attribute Items will be deemed realized with respect to any Reviewable Return and any Tax Return for any Stub Period when any refunds resulting from the carryback of such Tax Attribute Items are actually received. Tax Attribute Items will be deemed realized with respect to any Post-Closing Tax Return when such Tax Attribute Items result in a reduction of Tax Liability on any Tax Return for such future Tax year (including any quarterly estimated Tax Returns); provided that, with respect to Post-Closing Tax Returns, Tax Attribute Items will be deemed the last deductions utilized by an Acquired Entity; provided, further that to the extent a Governmental Authority successfully challenges the deductibility of any Tax Attribute Items taken into account in the payment of any amounts to the Stockholders’ Representative pursuant to this Section 10.7, that portion of the payments that relate to such Tax Attribute Items shall be repaid to Buyer at the time the challenge by the Governmental Authority becomes final. Buyer will use commercially reasonable efforts to utilize any Tax Attribute Items to the fullest extent permissible by Law. For the avoidance of doubt, Tax Attribute Items shall not be taken into account with respect to the calculation of Final Closing Date Working Capital. Notwithstanding the foregoing, in the event that it is determined in accordance with this ARTICLE X that an amount is to be paid to any Buyer Indemnified Party and all or any part of such amount has not been paid, then the Buyer and the Surviving Corporation shall be entitled to set off or recoup such amount from any amount to be paid to the Stockholders (or the Stockholders’ Representative on their behalf) pursuant to this ARTICLE X.

10.8 Transfer and Similar Taxes. All real property transfer or gains taxes, other transfer, documentary, sales, use, registration, stamp and similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid one-half by the Stockholders’ Representative and one-half by the Buyer. The Stockholders’ Representative shall file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and the Buyer and the Surviving Corporation shall, and shall cause the other Acquired Entities to, reasonably cooperate with the Stockholders’ Representative in connection therewith.

10.9 No Limitation. Notwithstanding any other provision in this Agreement to the contrary, the rights and obligations of the Parties hereto set forth in this ARTICLE X shall not be subject to the limitations in ARTICLE IX (Indemnification). In the event of a conflict between this ARTICLE X and any other provision of this Agreement, this ARTICLE X shall govern and control.

ARTICLE XI

MISCELLANEOUS

11.1 Interpretation. In this Agreement, unless a contrary intention is stated:

(a) A defined term (including those set forth in Annex I hereto) has its defined meaning throughout this Agreement and each Annex, Exhibit and Schedule attached hereto, regardless of whether it appears before or after the place where it is defined.

(b) All references in this Agreement to an “Article,” Section,” “subsection,” “Exhibit” or “Schedule” shall be to an Article, Section, subsection, Exhibit or Schedule of this Agreement.

(c) Unless the context otherwise requires, the words “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby,” or words of similar import shall refer to this Agreement as a whole and not to a particular Article, Section, subsection or other subdivision thereof.

(d) All references to any document, instrument, or agreement shall be deemed to refer to such document, instrument, or agreement, as well to all exhibits, schedules, or addenda thereto.

(e) Whenever the context requires, the words used herein shall include the masculine, feminine and neuter gender, and the singular and plural.

(f) The word “includes” and its derivatives mean “including without limitation” or “including, but not limited to” and corresponding derivative expressions.

(g) The words “shall” and “will” have equal force and effect.

(h) The word “or” is used in the inclusive sense of “and/or.”

(i) Examples shall not be construed to limit, expressly or by implication, the matter they illustrate.

(j) The currency amounts referenced herein are in U.S. Dollars, unless the context requires otherwise.

(k) Any reference to a number of days shall refer to calendar days, unless Business Days are specified.

(l) Any reference to a federal, state, local, or foreign Law shall be deemed also to refer to any such Law as amended and currently in effect, or any successor thereto, and all rules and regulations promulgated thereunder, unless the context requires otherwise.

11.2 Entire Agreement. This Agreement, together with the Confidentiality Agreement, the Annexes, Exhibits and Schedules hereto and the certificates, documents, instruments, and writings that are delivered pursuant hereto, constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the Transactions.

11.3 Successors and Assigns. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the Parties and their respective successors and assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties hereto.

11.4 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given if (and then two (2) Business Days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, or sent by facsimile with proof of transmission (and then one (1) Business Day thereafter) and addressed to the intended recipient as set forth below:

If to the Buyer and, after the Closing, to the Acquired Entities:

Actuant Corporation 13000 West Silver Spring Drive Butler, WI 53007 Attn: President Fax: (262) 373-7497 Email: robert.arzbaecher@actuant.com

With a copy to (which copy shall not constitute notice):

McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 Attention: Helen R. Friedli, P.C. Fax: (312) 984-7700 Email: hfriedli@mwe.com

If to the Stockholders’ Representative and, before the Closing, to the Acquired Entities:

Cortec Group Fund III, L.P. c/o Cortec Management III, L.L.C. 200 Park Avenue New York, New York 10166 Fax: (212) 682-4195 Attn: President

With a copy to (which copy shall not constitute notice):

DLA Piper US LLP 1251 Avenue of the Americas New York, New York 10020 Attn: Christopher P. Giordano Fax: (212) 335-8522

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

11.5 Specific Performance. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise Breached. Accordingly, notwithstanding the provisions of Section 9.6, each Party agrees that the other Parties will be entitled to an injunction or injunctions to prevent Breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy to which they may be entitled, at Law or in equity.

11.6 Time. Time is of the essence in the performance of this Agreement.

11.7 Execution; Counterparts. This Agreement may be executed by facsimile, telecopied or .PDF signature and in two (2) or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

11.8 Headings. The article and section headings contained in this Agreement are inserted for convenience of reference only and shall not be part of or affect in any way the meaning or interpretation of this Agreement.

11.9 Governing Law. This Agreement and the performance of the Transactions and obligations of the Parties hereunder will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of Law principles.

11.10 Amendments and Waivers. No amendment, modification, replacement, termination or cancellation of any provision of this Agreement (other than as permitted by Section 5.7) will be valid, unless the same shall be in writing and signed by the Buyer and the Stockholders’ Representative. Any agreement on the part of any Party to (a) extend the time for the performance of any of the obligations or other acts of the other Party under this Agreement, or (b) waive (i) any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto or (ii) compliance by another Party with any of the agreements or conditions contained herein shall be valid only if set forth in writing, signed by the Party granting such extension or waiver. No waiver by any Party of any default, misrepresentation, or Breach of warranty or covenant hereunder may be deemed to extend to any prior or subsequent default, misrepresentation, or Breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

11.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or Enforceability of the other provisions hereof; provided, that any provision of this Agreement that is invalid or unenforceable in any situation or in any jurisdiction will not affect the Enforceability of the remaining terms and provisions hereof or the Enforceability of the offending term or provision in any other situation or in any other jurisdiction, and further provided, that to the extent any provision of this Agreement, as applied to any Party or any circumstance, is adjudged by a Governmental Authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the Parties agree that such Governmental Authority, arbitrator, or mediator shall have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or delete specific words or phrases, and in its modified form, such provision shall then be enforceable and shall be enforced.

11.12 Expenses. Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Transactions, including all fees and expenses of agents, representatives, financial advisors, legal counsel, and accountants.

11.13 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement with the benefit of legal representation. It is expressly agreed that this Agreement shall not be construed against any Party, and if an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Each Party agrees that this Agreement has been purposefully drawn and correctly reflects its understanding of the Transactions. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has Breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not Breached shall not detract from or mitigate the fact that the Party is in Breach of the first representation, warranty, or covenant.

11.14 Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

11.15 Incorporation of Annexes, Exhibits and Schedules. The Annexes, Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof for all purposes.

11.16 Disclosure Generally. All references to this Agreement herein or in any of the Schedules shall be deemed to refer to this entire Agreement, including all Schedules; provided, however, that information furnished in any particular Schedule shall be deemed to be included in another Schedule if it is reasonably apparent from the face of such disclosure that such information has application to such other Schedule notwithstanding the absence of a cross-reference contained therein. (By way of example, the failure to disclose non-compliance with Environmental Laws on Schedule 3.7 (Legal Compliance), when such non-compliance is disclosed on Schedule 3.18 (Environmental), shall be deemed to be disclosed for purposes of Section 3.7 and shall not give rise to any claim for Breach.) Any documents (a) posted by the Company or the Stockholders’ Representative or their respective representatives at least three (3) Business Days prior to the date hereof in an electronic data room to which the Buyer and its representatives have access or (b) delivered directly to the Buyer or its representatives by electronic or regular mail at least one (1) Business Day prior to the date hereof shall be deemed to have been delivered by the Company and the Stockholders’ Representative to the Buyer for purposes of this Agreement.

11.17 Waiver of Jury Trial; Submission to Jurisdiction.

(a) EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(b) EACH OF THE PARTIES SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN WILMINGTON, DELAWARE, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, AGREES THAT ALL CLAIMS IN RESPECT OF THE ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND AGREES NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY OTHER COURT. EACH OF THE PARTIES WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO. EACH PARTY AGREES THAT SERVICE OF SUMMONS AND COMPLAINT OR ANY OTHER PROCESS THAT MIGHT BE SERVED IN ANY ACTION OR PROCEEDING MAY BE MADE ON SUCH PARTY BY SENDING OR DELIVERING A COPY OF THE PROCESS TO THE PARTY TO BE SERVED AT THE ADDRESS OF THE PARTY AND IN THE MANNER PROVIDED FOR THE GIVING OF NOTICES IN SECTION 11.4. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING SO BROUGHT SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

11.18 Projection Disclaimer. The Buyer acknowledges and agrees that the Acquired Entities and the Stockholders make no representation or warranty to the Buyer or any Affiliate thereof with respect to the information set forth in the Confidential Information Memorandum distributed by Harris Williams & Co., any supplements thereto, or in any due diligence materials provided or obtained in connection with the Transactions or any financial projections or forecasts relating to the Acquired Entities. With respect to any projection or forecast delivered by or on behalf of the Acquired Entities or the Stockholders to the Buyer and/or its Affiliates, the Buyer,

for itself and its Affiliates, acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts, (ii) the Buyer is familiar with such uncertainties, (iii) the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of the projections and forecasts so furnished to it, and (iv) neither the Buyer nor the Surviving Corporation shall not have any claim against the Stockholders or its Affiliates with respect thereto. Accordingly, the Stockholders, the Acquired Entities and Harris Williams & Co. make no representations or warranties with respect to such projections and forecasts and the only representations and warranties made by any Acquired Entity are set forth in ARTICLE III herein.

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IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement and Plan of Merger as of the date first written above.

BUYER:

ACTUANT CORPORATION

By:	/s/ Ted Wozniak
Name:	Ted Wozniak
Title:	Vice-President

ACQUISITION SUB:

CHC ACQUISITION, INC.

By:	/s/ Ted Wozniak
Name:	Ted Wozniak
Title:	Vice-President

COMPANY:

THE CORTLAND COMPANIES, INC.

By:	/s/ Jonathan Stein
Name:	Jonathan Stein
Title:	Vice-President

STOCKHOLDERS’ REPRESENTATIVE:

CORTEC GROUP FUND III, L.P.

By:	Cortec Management III, LLC, its Managing General Partner

By:	/s/ Scott Schafler
Name:	Scott Schafler
Title:	Managing Member

ANNEX I

DEFINITIONS

The following terms used in the Agreement and Plan of Merger shall have the following respective meanings:

“20-Day Period” has the meaning set forth in Section 2.4(c)(ii).

“Accountants’ Determination” has the meaning set forth in Section 2.4(c)(ii).

“Acquired Entities” means the Company and the Subsidiaries, and following the Effective Time, the Surviving Corporation.

“Acquired Entity Indebtedness” means, without duplication and with respect to the Acquired Entities, (a) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) indebtedness of the type described in clause (a) above guaranteed, directly or indirectly, in any manner by an Acquired Entity or in effect guaranteed, directly or indirectly, in any manner by an Acquired Entity through an agreement, contingent or otherwise, to supply funds to, or in any other manner invest in, the debtor, or to purchase indebtedness, or to purchase and pay for property if not delivered or pay for services if not performed, primarily for the purpose of enabling the debtor to make payment of the indebtedness or to assure the owners of the indebtedness against loss, (c) any indebtedness evidenced by any note, bond, debenture or other debt security, (d) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise, (e) any indebtedness secured by a lien on a Person’s assets, (f) any letter of credit arrangements, (g) any Capital Lease Obligations, (h) any accrued interest on any of the foregoing and (i) any prepayment, breakage, premiums or other similar fees, expenses or penalties on or relating to the repayment or assumption of any of the foregoing.

“Acquisition Proposal” has the meaning set forth in Section 5.9.

“Acquisition Sub” has the meaning set forth in the preamble to this Agreement.

“Action” means any action, administrative enforcement, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, or other proceeding commenced, brought, or heard by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person, and in the case of a natural Person shall include such natural Person’s immediate family members.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Applicable Date” means (a) with respect to Cortland Holding, Cortland Cable, Viking Rope, UK Holdings and Fibron, April 10, 2007, and (b) with respect to the Company, Sanlo and Sanlo China, June 30, 2005, in each case, only with respect to such entity and not with respect to any Affiliate of such entity.

“Arbitrating Accountants” has the meaning set forth in Section 2.4(c)(ii).

“Assets” has the meaning set forth in Section 3.9.

“Balance Sheet Date” has the meaning set forth in Section 3.4(a)(ii).

“Breach” means any breach, failure to perform, failure to comply, default (or any event which would, with the passage of time or giving of notice or both, constitute a default), event giving rise to any right of payment under or right terminate, amend, modify, abandon or accelerate or resulting in any Encumbrance being created or imposed, violation, acceleration, termination, cancellation, modification, or required notification.

“Business Day” means any day other than Saturday, Sunday, or any other day in which banks in New York, New York are authorized or required to be closed.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Indemnified Persons” means the Buyer and its Affiliates, officers, directors, employees, and agents, which, following the Closing, shall include the Acquired Entities.

“Capital Lease Obligations” means the obligations (including all prepayment or other similar fees, expenses or penalties on or relating to the repayment or assumption thereof) of the Acquired Entities, on a consolidated basis, to pay rent or other amounts under any lease of (or other arrangement covering the right to use) real or personal property, which obligations are required to be classified and accounted for as capital leases on a consolidated balance sheet of the Acquired Entities as of such date computed in accordance with GAAP, consistently applied with the Financial Statements.

“CERCLA” has the meaning set forth in the definition of “Environmental Laws”.

“Certificate” has the meaning set forth in Section 2.2(a).

“Certificate of Merger” has the meaning set forth in the recitals.

“Change” has the meaning set forth in Section 5.7.

“Claim Intent Notice” has the meaning set forth in Section 5.7.

“Closing” has the meaning set forth in Section 1.6(a).

“Closing Balance Sheet” has the meaning set forth in Section 2.4(b).

“Closing Cash” means the aggregate amount of cash and cash equivalents of the Company and its Subsidiaries on a consolidated basis as determined in accordance with GAAP, consistently applied as of 12:01 a.m. on the Closing Date.

“Closing Consideration” means an amount equal to Two Hundred Thirty Million Dollars ($230,000,000) (the “Purchase Price”), minus the aggregate amount of the Transaction Costs, minus the aggregate amount of Funded Indebtedness, minus, the aggregate amount of Sale Bonus Obligations, minus the Escrow Amount, plus Closing Cash, plus the Underpayment Amount (if any), minus the Overpayment Amount (if any).

“Closing Date” has the meaning set forth in Section 1.6(a).

“Code” means the Internal Revenue Code of 1986, as amended, as in effect as of the Closing.

“Commitment” with respect to any Person means: (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that could require such Person to issue any of its Equity Interests, or any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of such Person, (b) pre-emptive rights or rights of first refusal, and (c) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to such Person.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Common Stock” has the meaning set forth in the recitals.

“Company Interest Expense” means one-half of the amount of interest incurred by Buyer due to Buyer’s obtaining financing from its lenders in an amount sufficient to enable Buyer to consummate the Transactions net of income earned on such amount, measured from the date Buyer obtains such financing through the Closing Date; provided, however, that any such interest incurred subsequent to September 30, 2008 shall not be included in the Company Interest Expense; and provided further, that in no event shall the Company Interest Expense exceed $200,000.

“Confidentiality Agreement” means that certain Confidentiality Agreement dated June 4, 2008, by and among Buyer, the Company and the Stockholders’ Representative.

“Consent” means any consent, approval, notification, waiver, registration, or other similar action that is necessary under the circumstances.

“Consolidated Year End Financial Statements” has the meaning set forth in Section 3.4(a)(i).

“Constituent Corporations” has the meaning set forth in Section 1.1.

“Contract” means any contract, agreement, lease, license, commitment, instrument, document, or other similar arrangement, whether written or oral.

“Corporate Rights” has the meaning set forth in Section 1.3.

“Cortland Cable” has the meaning set forth in the recitals.

“Cortland Holding” has the meaning set forth in the recitals.

“Current Assets” means the current assets of the Acquired Entities determined in accordance with Schedule 2.4(b).

“Current Liabilities” means the current liabilities of the Acquired Entities determined in accordance with Schedule 2.4(b).

“Current Stockholders Agreement” means that certain Stockholders Agreement dated as of October 29, 2004, by and among Sanlo Holdings, Inc. (predecessor to the Company) and the stockholders party thereto.

“Damages” means all damages, losses, Liabilities, payments, amounts paid in settlement, obligations, fines, penalties, costs and expenses (including reasonable fees and expenses of outside attorneys, accountants and other professional advisors).

“Defects” has the meaning set forth in Section 5.10(c).

“Designated Pre-Closing Liabilities” means (a) any Acquired Entity Indebtedness and Transaction Costs which did not reduce the Closing Consideration, (b) any obligation of the Acquired Entities to indemnify or hold harmless any current or former director or officer of the Acquired Entities for claims that relate to periods prior to the Closing not collected from the insurance described in Section 5.8, (c) any Liabilities relating to the Keystone Matter or the April Fatality (each as defined on Schedule 3.14) and (d) any Liability arising under the Management Advisory Agreements with respect to indemnification provisions that by their terms survive termination thereof with respect to which Liabilities the Company is not able to collect from insurance, in each case (i) including, without limitation, any of the foregoing arising from matters disclosed to Buyer or its Affiliates or otherwise referenced in this Agreement or the Schedules, and whether any related claim arises before or after the Closing and (ii) whether such matters are known or unknown, contingent or otherwise, whether accrued, liquidated, matured or unmatured.

“DGCL” has the meaning set forth in the recitals.

“Effective Time” has the meaning set forth in Section 1.2.

“Employee Benefit Plan” means (a) any employee welfare benefit and employee pension benefit plan as defined in Sections 3(1) and 3(2) of ERISA, including plans that provide retirement income or result in a deferral of income by employees for periods extending to termination of employment or beyond, and plans that provide medical, surgical, or hospital care benefits or benefits in the event of sickness, accident, disability, death, or unemployment, and (b) all other employee benefit agreements or arrangements, whether or not subject to ERISA, including deferred compensation plans, incentive plans, bonus plans or arrangements, stock option plans, stock purchase plans, stock award plans, golden parachute agreements, severance pay plans, dependent care plans, cafeteria plans, employee assistance programs, scholarship programs, employment contracts, vacation policies, and other similar plans, agreements, and arrangements that are currently in effect or have been maintained, or have been approved before the date hereof but are not yet effective, for the benefit of directors, officers, employees, or former employees (or their beneficiaries) of an Acquired Entity. For the avoidance of doubt, “Employee Benefit Plan” does not include any UK Pension Arrangements.

“Employment Agreement” has the meaning set forth in the Preamble.

“Encumbrances” means any encumbrance, Order, Security Interest, Contract, easement, covenant, community property interest, equitable interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership, other than a Permitted Encumbrance.

“Enforceable” means that the Contract is the legal, valid, and binding obligation of the applicable Person enforceable against such Person in accordance with its terms and conditions, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium, receivership, or similar Laws or judicial decisions now or hereafter in effect relating to, limiting, or affecting the rights of creditors generally or by general principles of equity.

“Environment” means soil, land surface or subsurface strata, waters (including, navigable ocean, stream, pond, reservoirs, drainage, basins, wetland, ground, and drinking), sediments, ambient air (including indoor), noise, plant life, animal life, and all other environmental media or natural resources.

“Environmental Laws” means all applicable Laws, regulations, enforceable requirements that have the effect of law, orders, decrees, judgments, or injunctions issued, promulgated, or entered into by any Governmental Authority pertaining to the protection of human health or the Environment, including, without limitation, with respect to property or Persons located in the United States, the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 9601 et seq. (“CERCLA”), the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. (“RCRA”), the Federal Water Pollution Control Act, as amended by the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., and any similar state or local statutes, in each case in effect as of the Closing Date.

“Environmental Liabilities” means all Liabilities, responsibilities, claims, suits, losses, costs (including Remediation costs and expenses), other causes of action, damages, settlements, expenses, charges, assessments, liens, penalties, fines, pre-judgment and post-judgment interest, attorneys’ fees and other legal fees (a) pursuant to any agreement, order, notice, or responsibility, directive (including directives embodied in Environmental Laws), injunction, judgment, or similar documents (including settlements), arising out of or in connection with any Environmental Laws, (b) pursuant to any claim by a Governmental Authority or other Person for personal injury, property damage, damage to natural resources, Remediation, or payment or reimbursement of response costs incurred or expended by the Governmental Authority or Person or (c) otherwise relating to or arising under any Environmental Laws.

“Equity Interest” means (a) with respect to a corporation, any and all shares of capital stock, or other securities or rights convertible into capital stock, of such corporation, (b) with respect to a partnership, limited liability company, trust, or similar Person, any and all units, interests, or other partnership/limited liability company interests, and (c) any other direct or indirect equity ownership or participation in a Person or rights to acquire or convert into any Equity Interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and in effect from time to time.

“Escrow Agent” means RBS Citizens, N.A., the escrow agent under the Escrow Agreement.

“Escrow Agreement” means that certain Escrow Agreement by and among the Escrow Agent, Buyer, the Company and the Stockholders’ Representative in substantially the form of the draft attached hereto as Exhibit E.

“Escrow Amount” means an amount equal to the Maximum Amount.

“Escrow Fund” has the meaning set forth in Section 2.2(a).

“Estimated Closing Cash” has the meaning set forth in Section 2.4(a).

“Estimated Closing Consideration” means an amount equal to the Purchase Price, minus the aggregate amount of the Estimated Transaction Costs, minus the aggregate amount of Estimated Funded Indebtedness, minus the aggregate amount of Sale Bonus Obligations, minus the Escrow Amount, plus Estimated Closing Cash, plus the Estimated Underpayment Amount (if any), minus the Estimated Overpayment Amount (if any).

“Estimated Closing Date Working Capital” has the meaning set forth in Section 2.4(a).

“Estimated Funded Indebtedness” has the meaning set forth in Section 2.4(a).

“Estimated Overpayment Amount” has the meaning set forth in Section 2.4(a).

“Estimated Transaction Costs” has the meaning set forth in Section 2.4(a).

“Estimated Underpayment Amount” has the meaning set forth in Section 2.4(a).

“Existing Title Policy” has the meaning set forth in Section 7.1(h)(ix).

“Expiration Date” means the date that is thirty (30) days from the date of this Agreement.

“Fibron” has the meaning set forth in the recitals.

“Final Closing Consideration” has the meaning set forth in Section 2.4(d)(ii).

“Final Closing Date Working Capital” means the consolidated Working Capital of the Acquired Entities as of 12:01 a.m. on the Closing Date as determined in accordance with Section 2.4.

“Final Closing Date Working Capital Statement” has the meaning set forth in Section 2.4(b).

“Final Determination Date” means the earliest to occur of (a) the 21st day following the receipt by the Stockholders’ Representative of the Notice of Adjustment if the Stockholders’ Representative shall have failed to deliver the Objection Notice to the Buyer within the 20-Day Period, (b) the date on which either the Stockholders’ Representative or the Buyer gives the other a written notice to the effect that such party has no objection to the other party’s determination of the Final Closing Date Working Capital, (c) the date on which the Stockholders’ Representative and the Buyer execute and deliver a Settlement Agreement and (d) the date as of which the Stockholders’ Representative and the Buyer shall have received the Accountants’ Determination.

“Final Tax Year” has the meaning set forth in Section 10.2(b).

“Final Year Returns” has the meaning set forth in Section 10.2(b).

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Fund Notice” has the meaning set forth in Section 6.6.

“Funded Indebtedness” has the meaning set forth in Section 1.6(b)(x).

“GAAP” means U.S. generally accepted accounting principles, as amended and in effect from time to time.

“General Release” means that certain General Release by and between the Company and each of the Stockholders, in substantially the form of the draft attached hereto as Exhibit F.

“Governmental Authority” means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers or authority.

“Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the Release, use, handling, treatment, storage, or disposal of which is regulated or may result in Environmental Liability pursuant to any applicable Environmental Law.

“Holdback Amount” means Five Million Dollars ($5,000,000).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Filing” means the filing of the notification and report form pursuant to the HSR Act with the United States Federal Trade Commission and the United States Department of Justice.

“Indemnitee” is defined in Section 9.4(a).

“Indemnitor” is defined in Section 9.4(a).

“Insurance Policies” has the meaning set forth in Section 3.13.

“Insured Properties” has the meaning set forth in Section 5.10(a).

“Intellectual Property” means all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations relating thereto, (b) trademarks, service marks, trade dress, logos, trade names, and corporate names, and all goodwill associated therewith, together with all translations, adaptations, derivations, and combinations, applications, registrations, and renewals relating thereto, (c) copyrightable works, all copyrights, and all applications, registrations, and renewals relating thereto, (d) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) computer software (including all data and related documentation), (f) other proprietary rights, (g) Internet domain names and (h) copies and tangible embodiments of the foregoing (in whatever form or medium).

“Interim Balance Sheet” means the balance sheet of the Company as of the Balance Sheet Date.

“Interim Financial Statements” has the meaning set forth in Section 3.4(a)(ii).

“Inventory” means all inventories, including all raw materials, work-in-process, parts, supplies and finished goods merchandise.

“Knowledge”—with respect to the Company, the Company will be deemed to have “Knowledge” of a particular fact or matter if any of John A. Stidd, Stephen A. Breen, P. Sam Bull, Neil McAdam, Dennis C. Wolf or Randy Longerich is actually aware of such fact or matter after making due inquiry of their respective direct reports who should reasonably be expected to have knowledge with respect to the particular fact or matter at issue.

“Law” means any federal, state, local or national law, ordinance, code, statute, treaty, rule, directive or regulation enacted, adopted, promulgated, or applied by any Governmental Authority, each as amended and now in effect.

“Leases” has the meaning set forth in Section 3.11(b).

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, known or unknown, whether absolute or contingent, matured or unmatured, conditional or unconditional, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, or due or to become due.

“Management Advisory Agreements” means that certain Second Amended and Restated Management Agreement dated as of August 8, 2008 between Sanlo and Cortec Management III, L.L.C. and that certain Amended and Restated Management Advisory Agreement dated as of August 8, 2008 between Cortland Holding and Cortec Management III, L.L.C.

“Material Adverse Effect” means any change or effect that individually or in the aggregate with other changes or effects will or would reasonably be expected to be material and adverse to (i) the financial condition, properties, assets, Liabilities, rights, businesses, or results of operations of the Acquired Entities, taken as a whole, or (ii) the ability of the Acquired Entities to consummate the Transactions; provided, however, that none of the following shall be deemed in itself, or in any combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any adverse change, effect, event, occurrence, state of facts or development attributable to the announcement or pendency of the Transactions; (b) any adverse change, effect, event, occurrence, state of facts or development attributable to, (1) act of God or natural disaster (unless such adverse change, effect, event, occurrence, state of facts or development affects the financial condition, properties, assets, Liabilities, rights, businesses, or results of operations of the Acquired Entities, taken as a whole, in a material and adverse way that exceeds or is reasonably likely to exceed $20,000,000) or (2) conditions affecting the industry in which any Acquired Entity participates, the United States economy as a whole or the capital markets in general or the markets in which any Acquired Entity operates (including, without limitation, the oil and gas industries), in each case which such adverse change, effect, event, occurrence, state of facts or development does not and would not reasonably be expected to have a materially disproportionate effect on the Acquired Entities, taken as a whole; (c) any adverse change, event, development, or effect arising from or relating to changes in Law which such adverse change, event, development or effect does not and would not reasonably be expected to have a materially disproportionate effect on the Acquired Entities, taken as a whole; (d) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to the taking of any action required by, this Agreement; (e) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to fluctuations or changes in currency exchange rates; or (f) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the United States of America, which such adverse change, event, development or effect does not and would not reasonably be expected to have a materially disproportionate effect on the Acquired Entities, taken as a whole (unless such adverse change, effect, event, occurrence, state of facts or development affects the financial condition, properties, assets, Liabilities, rights, businesses, or results of operations of the Acquired Entities, taken as a whole, in a material and adverse way that exceeds or is reasonably likely to exceed $20,000,000).

“Material Contracts” has the meaning set forth in Section 3.12(a).

“Maximum Amount” has the meaning set forth in Section 9.5(a).

“Merger” has the meaning set forth in the recitals.

“Merger Option Exercise Amount” shall mean the respective exercise price of each Merger Option.

“Merger Options” means any options or warrants that are convertible or exercisable into shares of Company Common Stock and are outstanding immediately prior to the Effective Time.

“Merger Shares” means the shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time that are not owned directly or indirectly by any Acquired Entity (whether as treasury stock or otherwise).

“Noncompetition Agreements” has the meaning set forth in the Preamble.

“Notice of Adjustment” has the meaning set forth in Section 2.4(c)(i)

“Objection Notice” has the meaning set forth in Section 2.4(c)(ii)

“Option Holdback Amount” means the product of (i) the Holdback Amount and (ii) the quotient of (A) the aggregate number of shares of Company Common Stock that the Merger Options (other than warrants) are convertible into as of the Closing Date divided by (B) the Share Number.

“Option Holders” means the Stockholders that hold Merger Options (other than warrants).

“Order” means any order, ruling, decision, verdict, writ, compliance agreement, decree, award (including arbitration awards), judgment, injunction, or other similar determination or finding by, before, or under the supervision of any Governmental Authority, arbitrator, or mediator of competent jurisdiction.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice of the relevant Person and its subsidiaries and as proposed to be conducted.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, articles of association, memorandum of association, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto, as applicable.

“Overpayment Amount” has the meaning set forth in Section 2.4(d)(i).

“Parties” is defined in the recitals to this Agreement.

“Per Share Additional Amount” means an amount equal to the quotient obtained by dividing (a) the amount (if any) of the Final Closing Consideration in excess of the Estimated Closing Consideration by (b) the Share Number, rounded to the nearest $0.0001.

“Per Share Closing Amount” means the quotient of (a) the sum of (i) the Estimated Closing Consideration, plus (ii) the Wolf Indebtedness Amount, plus (iii) the aggregate amount of all Merger Option Exercise Amounts, divided by (b) the Share Number, rounded to the nearest $0.0001.

“Per Share Escrow Amount” means, with respect to any amounts distributed from the Escrow Fund and payable to the Stockholders pursuant to the Escrow Agreement, if any, from time to time, an amount equal to the quotient obtained by dividing (a) the amount of any such distribution by (b) the Share Number, rounded to the nearest $0.0001.

“Permit” means any permit, license, certificate, approval, consent, registration, filing, accreditation, or other similar authorization issued, granted, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law, and which is related primarily to or required for the operation of the business of the Acquired Entities as presently conducted.

“Permitted Encumbrances” means (a) Encumbrances for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which there are adequate reserves on the books, (b) workers or unemployment compensation liens arising in the ordinary course of business; and (c) mechanic’s, materialmen’s, supplier’s, vendor’s or similar liens arising in the ordinary course of business securing amounts that are not delinquent.

“Person” shall be construed broadly and shall include an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority (or any department, agency or political subdivision thereof).

“Post-Closing Tax Return” shall mean (i) the portion of a Straddle Period Return not relating to Stub Period and (ii) any Tax Return relating to a tax period that begins on or after the Closing Date.

“Pre-Closing Tax Contest” has the meaning set forth in Section 10.6(b).

“Pre-Closing Tax Returns” means all Tax Returns with respect to Tax periods that end on or prior to the Closing Date.

“Predecessor Agreement” shall mean that certain Stock Purchase Agreement dated as of April 10, 2007, by and among Sanlo Holdings, Inc., Cortland Holding and the sellers set forth therein.

“Prime Rate” means the annual rate of interest identified as the “prime rate” in the “Money Rates” column published in the Wall Street Journal, but if the published prime rate is expressed on the applicable date as a range, the prime rate for purposes of this Note shall be the average between the high and low of that range. If the Wall Street Journal ceases to publish a prime rate, Buyer may substitute another publication publishing the “Prime Rate”, as the source of the “Prime Rate” for purposes of this Note. In the event that “Prime Rates” are no longer generally published, then the final published Prime Rate shall remain the “Prime Rate’” hereunder.

“Proportionate Percentage” means with respect to any Stockholder, the quotient obtained by dividing (a) the aggregate number of Merger Shares, and Merger Options held by such Stockholder immediately prior to the Effective Time by (b) the Share Number.

“Purchase Price” has the meaning set forth in the definition of Closing Consideration.

“Receivables” means all receivables of the Acquired Entities, including all Contracts in transit, manufacturers warranty receivables, notes, accounts receivable, trade account receivables, and insurance proceeds receivable.

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other release into the Environment.

“Remediate” or “Remediation” means the removal, abatement, response, investigative, cleanup, and/or monitoring activities undertaken to address any pollution, or Release of Hazardous Materials, including without limitation excavation, transportation, and disposal of Hazardous Materials, any investigation, study, assessment, testing, monitoring, containment, removal, disposal, closure, corrective action, passive remediation, natural attenuation, or bioremediation, and the installation and operation of remediation systems.

“Reviewable Returns” has the meaning set forth in Section 10.2(b).

“Run-Off Policy” has the meaning set forth in Section 5.8.

“Sale Bonus Obligations” means all obligations of the Company set forth on Schedule 1.6(c)(i)(D).

“Sanlo” has the meaning set forth in the recitals.

“Sanlo China” has the meaning set forth in the recitals.

“Schedules” has the meaning set forth in the preamble to ARTICLE III.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Security Interest” means any security interest, deed of trust, mortgage, pledge, lien, charge, claim, or other similar interest or right, except for (a) liens for taxes, assessments, governmental charges, or claims which are being contested in good faith by appropriate Actions promptly instituted and diligently conducted, (b) statutory liens of landlords and warehousemen’s, carriers, mechanics’, suppliers’, materialmen’s, repairmen’s, or other like liens (including contractual landlords’ liens) arising in the Ordinary Course of Business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, and (c) liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance, and other similar types of social security.

“Settlement Agreement” has the meaning set forth in Section 2.4(c)(ii).

“Share Number” means the sum of (a) the aggregate number of Merger Shares plus (b) the aggregate number of shares of Company Common Stock that the Merger Options are convertible into as of the Closing Date.

“Solvent” shall mean as to any Person at a particular time, having a state of affairs such that all of the following conditions are met: (a) the fair value of the property owned by such Person is greater than the amount of such Person’s Liabilities; (b) the present fair salable value of the property owned by such Person in an orderly liquidation of such Person is not less than the amount that will be required to pay the probable Liability of such Person on its debts as they become absolute and matured; (c) such Person is able to pay its debts and other Liabilities as they mature in the normal course of business; and (d) such Person does not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Effective Time.

“Special Representations” means the representations and warranties specified in Section 3.1 (Corporate Status), Section 3.3 (Capitalization; Subsidiaries), Section 3.8 (Tax Matters), Section 3.17 (Employee Benefits) (solely with respect to those representations and warranties that could give rise to a Liability for Taxes), and Section 3.25 (Brokers’ Fees).

“Stockholder Closing Consideration” means an amount equal to the Closing Consideration less the portion payable at the Closing to the Option Holders.

“Stockholder Indemnified Persons” means the Stockholders, their respective Affiliates and their respective officers, directors, employees, agents, representatives, controlling Persons, and Equity Interest owners.

“Stockholders” means the holders of the issued and outstanding Company Common Stock and the Merger Options immediately prior to the Effective Time.

“Stockholders’ Representative” shall mean Cortec Group Fund III, L.P., a Delaware limited partnership.

“Stockholders Transaction Agreement” has the meaning set forth in the Preamble.

“Straddle Period Returns” has the meaning set forth in Section 10.2(c).

“Straddle Tax Period” has the meaning set forth in Section 10.2(c).

“Straddle Period Tax Contest” has the meaning set forth in Section 10.6(b).

“Stub Period” has the meaning set forth in Section 10.2(c).

“Stub Period Calculation” has the meaning set forth in Section 10.2(c).

“Survey” has the meaning set forth in Section 5.10(b).

“Subsidiary” or “Subsidiaries” has the meaning set forth in the recitals.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Surviving Corporation Common Stock” has the meaning set forth in Section 2.1(a).

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of another Person.

“Tax Attribute Item” means, without duplication, any item of loss or deduction, in each case only to the extent such amount is deductible, without duplication, for Tax purposes by the Acquired Entities arising from (a) a net operating loss carryover from a taxable period that ended on or before the Closing Date, (b) any employee bonus payments, severance obligations or change of control payments arising in connection with or as a result of the transactions contemplated by this Agreement, including, without limitation, the Sale Bonus Obligations, (c) the exercise of the Merger Options, (d) any premium, prepayment fees or expenses arising in connection with or as a result of the payment of the Acquired Entity Indebtedness, or (e) any Transaction Costs borne or paid by the Stockholders.

“Tax Benefit” means the actual Tax savings resulting from any Tax deduction or Tax credit that (a) an Indemnitee (or its Affiliate) is entitled to claim in accordance with applicable Law (without regard to the entitlement of such Indemnitee to any indemnification payment pursuant to ARTICLE IX or ARTICLE X) on a Tax Return filed for any Tax year of the Acquired Entities and (b) is attributable to such claim, net of Tax costs, if any, resulting from the inclusion in taxable income of any indemnification payment related thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes required to be filed with any Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 9.4(a).

“Threatened” means a demand or statement has been made, or a notice has been given, that would be reasonably likely to result in an Action being asserted, commenced, taken, or otherwise pursued in the future.

“Threshold Amount” has the meaning set forth in Section 9.5(b).

“Top Customers” has the meaning set forth in Section 3.22(a).

“Top Suppliers” has the meaning set forth in Section 3.22(a).

“Transaction Costs” means (a) the Company Interest Expense, (b) any and all legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by the Acquired Entities in connection with this Agreement or in investigating, pursuing or completing the transactions contemplated hereby (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers), (c) any and all payments, bonuses or severance which become due or are otherwise required to be made by the Acquired Entities as a result of or in connection with the Closing or as a result of any change of control or other similar provisions (other than the Sale Bonus Obligations), and (d) payroll, employment or other Taxes, if any, required to be paid by Buyer (on behalf of any Acquired Entity) or any Acquired Entity with respect to the amounts payable pursuant to this Agreement, the amounts described in clause (a), (b), and (c), the Sale Bonus Obligations, the exercise of the Merger Options, or the forgiveness of any loans or other obligations owed by Stockholders or employees in connection with the transactions contemplated by this Agreement, in all cases, except with respect to the amounts described in clause (d), arising on or prior to the Closing Date.

“Transactions” means all of the transactions contemplated by this Agreement, including, but not limited to: (a) the conversion, exchange or cancellation of the shares of capital stock of, and Equity Interests in, each of the Constituent Corporations as described in ARTICLE II, (b) the execution, delivery, and performance of all of the documents, instruments, and agreements to be executed, delivered, and performed in connection herewith, (c) the performance by the Company, the Buyer and the Stockholders’ Representative of their respective covenants and obligations (pre- and post-Closing) under this Agreement, and (d) the Merger.

“Undisputed Working Capital” has the meaning set forth in Section 2.4(d)(i).

“UK Acquired Entities” means, collectively, Fibron and UK Holdings.

“UK Employees” means each employee currently employed by any UK Acquired Entity.

“UK GAAP” means U.K. generally accepted accounting principles, as amended and in effect from time to time.

“UK Holdings” has the meaning set forth in the recitals.

“UK Merger Options” means those options to acquire shares of Company Common Stock held by Neil McAdam, P. Sam Bull, Bruno Cianfini and Dale Hislop.

“UK Pension Arrangements” mean the personal pension arrangements in respect of the UK Employees.

“Underpayment Amount” has the meaning set forth in Section 2.4(d)(i).

“Unfiled Prior Year Returns” has the meaning set forth in Section 10.2(b).

“Update Notice” has the meaning set forth in Section 5.7.

“VAT” has the meaning set forth in Section 3.8(o).

“VATA” has the meaning set forth in Section 3.8(p).

“Viking Rope” has the meaning set forth in the recitals.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and any other similar Requirements of Law of any state, locality or other Governmental Body.

“Wolf Indebtedness Amount” means the aggregate amount of principal and accrued interest due and payable as of the Closing with respect to the Wolf Note.

“Wolf Note” means that certain Promissory Note dated October 29, 2004, issued by Dennis C. Wolf to Sanlo Holdings, Inc. in the principal amount of $200,000.

“Working Capital” means Current Assets minus Current Liabilities as of 12:01 a.m. on the Closing Date.